02017023

P.E. 2/14/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K



RECD S.E.C.
FEB 2 2 2002
080

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

14 February 2002

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

54 Lombard Street
London EC3P 3AH
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

LONDON: 104958.30

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

LONDON: 104958.30

BARCLAYS PLC – SUMMARY

RESULTS FOR YEAR TO 31ST DECEMBER 2001

Pro forma results

- Operating income up 11% to £11,360 million from £10,248 million
- Operating profit up 10% to £4,134 million from £3,771 million
- Profit before tax up 9% to £3,608 million from £3,307 million
- Provisions up 35% to £1,149 million, in line with Risk Tendency levels published at the half year
- Operating expenses up 8% to £6,067million from £5,618 million partly reflecting increases in both strategic investment and revenue related costs. Business as usual costs rose 5%
- Earnings per share up 10% to 174.1p from 158.1p
- Dividend per share up 15% to 66.5p from 58.0p

The pro forma results for 2000 above assume that the acquisition of the Woolwich plc took place on 1st January 2000. Other acquisitions and disposals in 2000 have also been reflected on a similar basis. Details of the basis of calculating pro forma results, including earnings per share and post-tax return on average shareholders' funds, are set out on page 12 of the press release. Elsewhere in the press release, unless indicated otherwise, comparatives are to the actual results for 2000.

- Attributable profit of £2,465 million is 8% ahead of 2000 (excluding the exceptional gain on sale of Dial of £186 million)

Highlights during 2001

- Strong set of results demonstrating the benefit of having a diversified and integrated portfolio of businesses
- *Robust risk management with provisions in line with our expectations*
- The transformation of the business continues. Product range and services rejuvenated – for example around two million personal customers benefited through improvements to overdraft package
- Exceeded Woolwich integration synergy targets by 39%. Synergies of £111m before tax achieved, against target of £80m
- Open Plan from Barclays launched in UK, Spain and Portugal. In UK attracted £600m of business in 12 weeks. In Spain daily applications for mortgages up seven times with over 80% of applicants new to Barclays

- Following introduction of Woolwich mortgages to Barclays branches mortgage lending in the second half increased by 38% over second half 2000

- Sales of Legal & General life and funds products in the fourth quarter were 18% higher than Barclays life and funds sales in fourth quarter 2000

- 77% year on year increase on client transaction volumes at Barclays Capital

- Partnership approach paid dividends for business customers – more than 1,200 ailing businesses returned to health and blanket support given to customers affected by Foot and Mouth

- The Group remains the largest UK online bank with 3.3 million customers on line

- Community contributions totalled £31m

Commenting on the results, Barclays Group Chief Executive, Matthew Barrett, said: -

"Barclays performed well in 2001. On a pro forma basis operating profit was £4,134 million, up 10% on last year and earnings per share rose 10% from 158.1p to 174.1p.

"Barclays results therefore reflected the benefits of a diversified and competitively strong portfolio of businesses, robust risk management policies, continued focus on productivity improvement, and continued strong revenue growth."

For further information, please contact:

Media Relations
Leigh Bruce
Communications Director
Tel: 020 7699 2658

Chris Tucker
PR Director
Tel: 020 7699 3161

Investor Relations
Cathy Turner
Head of Investor Relations
Tel: 020 7699 3638

Photographs of the Barclays Chairman, Chief Executive and Finance Director will be available from www.newscast.co.uk from 1.00pm.

The full results document is available from: www.investor.barclays.co.uk

CHAIRMAN'S STATEMENT

Barclays delivered a strong performance in 2001, building on the excellent progress achieved in 2000. We have continued to grow our profitability as well as investing in the business and strengthening our position in the UK and internationally.

Barclays is focused on safeguarding the financial interests of our shareholders and customers, looking after our staff and contributing to the wellbeing of the communities in which we live and work. In 2001 we experienced the impact of the foot and mouth crisis in the UK and witnessed the terrible events in New York. They remind us that we have a privileged role in supporting our shareholders, our customers and the wider community. Our stakeholders rely on us through the difficult times as well as the good ones. They expect of us integrity, professionalism and expertise. We must be worthy of their trust - without them, Barclays would not exist. That is why we strive to reach the highest ethical and moral standards in everything we do.

The Financial Services Authority (FSA) in the UK is Barclays lead regulator. In all, we have some 150 financial regulators around the world – and that excludes regulators in other fields who oversee our activities. The regulatory system in the UK changed significantly during 2001. The Financial Services and Markets Act 2000 came into force on 1st December 2001, finally merging the roles of various UK regulators. The FSA has now taken on the responsibilities of self-regulatory organisations such as the Securities & Futures Authority and Investment Management Regulatory Organisation. The result is a unified regulatory regime in our home market. The FSA has introduced new regulatory procedures and rules relating to governance, compliance and controls.

It is in the best interest of all stakeholders to have an effective and independent regulator such as the FSA in the UK. However, higher and growing costs of compliance with regulation are a key issue for the financial services industry at a time of increasing domestic and international competition. We are in an era of escalating regulation, often as a reaction to sudden or unexpected events. It is crucial for the future of banking that regulators strike the right balance between, on the one hand, protecting the safety and security of the system and customers and, on the other, encouraging innovation that makes it easier for customers to deal with financial institutions. We must avoid a regime that simply increases the costs of doing business which ultimately leads to higher prices and could constitute a barrier to entry and depress competition. Barclays plays a significant role in the UK economy, and we will continue to work with the authorities to help influence a proper balance.

Similarly, Barclays is committed to giving something back to the communities in which we operate. We have a proud record of working in partnership with many organisations on initiatives ranging from environmental improvement to the economic regeneration of deprived areas, and from the enhancement of community life to the inclusion into society of marginalised individuals. We provide funding, advice, hands-on assistance from employee volunteers and financial support through our community programme, which is one of the largest in the UK.

We try to ensure that everything we do as an organisation adds to shareholder value. Millions of people own Barclays shares through their pension funds or unit trusts. When we do well, we are helping to secure the financial well-being of all those men and women. This is the single most important contribution we can make to the public good.

We are building a world-class financial services organisation. Our people are key to this and they have done a magnificent job in a difficult year. We continue to invest in and develop our people wherever we operate in the world. To stay competitive, we need to keep on raising our game. We can and we will.

Sir Peter Middleton GCB
Chairman

Barclays performed well in 2001. On a pro forma basis operating profit was £4,134 million, up 10% on last year and earnings per share rose 10% from 158.1p to 174.1p. Our after-tax return on equity was 20%. These results were achieved despite a significant slow-down in all the major economies, volatile stock markets and the technology, media and telecoms sector rundown, and the tragic events of 11th September. Our good performance was reflected in a total dividend pay-out for the year of 66.5p, a 15% increase over 2000.

Barclays results therefore reflected the benefits of a diversified and competitively strong portfolio of businesses, robust risk management policies, continued focus on productivity improvement, and continued strong revenue growth.

Our primary goal is to rank consistently in the top quartile of value-creation for shareholders in our comparator peer group. Our performance on this measure met the objective: for the two years to date of the first four year plan we are ranked second out of twelve.

We also aim to double shareholder value every four years. On this measure, for the two years to date we are marginally behind. The pace of shareholder value creation would have required a £100 investment at the beginning of the period, with dividends reinvested, to have grown to £142 by the end of 2001. We have achieved £137.

Tackling a changing global marketplace

The financial services industry everywhere is reshaping itself to compete in this global market. To take advantage of these opportunities, we have to be clear about which businesses are likely to become global and those which presently have a more domestic focus. For example, retail and commercial banking are likely to remain regional, while investment banking and institutional asset management are increasingly global. The standing of the Barclays brand in domestic and global market places is an advantage in tackling these opportunities.

Meeting the challenge of competition

Competition is intensifying. Barclays must beat the pace and speed of companies that focus on a single product, while continuing to offer our own customers a full range of services. At the same time, we have to compete with the world's largest financial institutions in our home markets.

All this means our customers have more choice than ever before. This keeps us sharp, for if we do not serve their needs effectively, they will look elsewhere. A priority is to differentiate our services to provide greater value to customers and ensure that they do not want to turn to our competitors.

Creating tomorrow's value

We can expect to see wide variations in growth and profitability between different markets and products. The UK will continue to be a good market for Barclays. We also expect several markets outside the UK (particularly in continental Europe) to have good long-term potential for growth. Wealth management products will increase in importance.

Our business development over the next 10 years will be biased towards increasing the profit stream from outside the UK, while continuing to grow earnings aggressively in a still fragmented home market. At the same time, we expect to increase the proportion of profit contribution from value-added relationship products and services, asset gathering and capital markets activities as transactional activities increasingly commoditise. These are areas where we can build on existing strengths.

Shaping our destiny

In the medium term, we are concentrating on four priorities to help us increase the value of the organisation. These are:

- to defend and grow Barclays UK businesses, becoming the 'first choice provider' of all financial services for our personal and business customers;
- to develop products and businesses with regional and global potential where we have existing strengths, thus increasing the contribution from sources outside the UK;
- to capitalise on our existing strengths in continental Europe and develop a stronger presence, in selected markets, in both retail and commercial banking;
- to build a leading position in the UK and Europe in serving the needs of the mass affluent and high net worth customer segment.

Building a profitable organisation

The Group is making good progress on all four priorities.

- We are strengthening and extending our main UK banking businesses. We are overhauling everything we do for our customers, to give them a range of excellent products and services. We have already made a good start, and we have filled product gaps through our acquisition of the Woolwich and our strategic alliance with Legal & General.
- We are expanding the businesses with regional and global reach where Barclays already has a strong competitive position. One example of this is the investment banking business, Barclays Capital, which is performing well and playing to its strengths. Its very effective leadership team and outstanding people have distinctive competencies in financing and risk management solutions to corporates, institutions and governments. Another example is Barclaycard, a leading credit card brand in the UK and Europe. The wide public awareness of its brand and its Information Based Customer Management (IBCM) capabilities provide advantages in the full range of credit card services for individual customers and card payment facilities for retailers.
- We are building our retail and commercial banking presence in certain western European markets. Barclays already has a stronger continental European presence than most of its UK competitors, with operations in 12 countries and broad networks in France and Iberia. Our objective is to become a much more significant player in continental Europe in the future.
- We are building on the Group's strengths in the wealth and asset-gathering markets by developing unique products and services. Barclays Private Clients has 1 million affluent customers.

Achieving operational excellence

To build a better Barclays, we are not only focusing on the shape of our business – we are also focusing on the ways in which we run the business to better manage for value.

We are:

- analysing every business for value creating characteristics and economic profit potential within our total portfolio:
- focusing on achieving efficiency ratios for each strategic business unit that ranks in the top quartile for such businesses globally;

- encouraging staff at all levels to take decisions based on clear value-based guidelines;
- embedding a high-performance culture incorporating stretching performance standards at every level, with variable pay-for-performance incentives directly tied to economic profit generation;
- harnessing the power of technology to change the way we do things for customers and for ourselves;
- developing deeper relationships with our customers, built upon an ethos of service excellence, customer convenience and value for money.

Progress is evident in all these areas, but there is considerable room for further improvement.

Managing for risk

Information technology has given us the means to analyse and assess risk much more accurately than ever before, and Barclays is at the leading edge in the field of credit and market risk. Our policy, implemented three years ago, of tightening our risk controls in both corporate and personal lending means that we can remain confident even in these more difficult times. This is an important plank in our strategy. It gives us the confidence to grow the Group's businesses where we see opportunities, making the right trade-offs between risk and reward.

Equally important, the diversity of the businesses that make up the Barclays Group is a source of strength and protection. A key part of the strategy is to focus on attractive markets where the Group has a distinctive strength, while avoiding the lure of businesses where it does not.

Our stakeholders

We do not believe that the interests of one group of stakeholders can be served in isolation. Instead, we aim to create value by building a virtuous circle of satisfied stakeholders, in which capable and committed staff, satisfied customers and a deserved reputation for good corporate citizenship all contribute to sustaining value creation.

Driven by aspiration

We aspire to be one of the most valuable and admired financial service organisations in the world. A company that leads in its chosen markets, that uses technology to the benefit of its customers and the business. A company with integrity and a passion for good citizenship and a model of excellence that becomes the benchmark. We have made solid progress over the past year, yet we know that more work needs to be done before we fully translate our aspirations for customers, shareholders and communities into reality. We intend to do it.

Matthew W. Barrett
Group Chief Executive

BARCLAYS PLC

FINANCIAL HIGHLIGHTS

	2001	2000
RESULTS (Note 1)	£m	£m
Net interest income	**6,139**	5,162
Non-interest income	**5,221**	4,443
Operating income	**11,360**	9,605
Operating expenses	**(6,067)**	(5,203)
Provisions for bad and doubtful debts	**(1,149)**	(817)
Provisions for contingent liabilities and commitments	**(1)**	1
Loss from joint ventures and associated undertakings	**(9)**	(8)
Operating profit	**4,134**	3,578
Restructuring charge	**(171)**	(232)
Woolwich integration costs	**(89)**	(7)
Woolwich fair value adjustments	**(33)**	(6)
Goodwill amortisation	**(229)**	(51)
Exceptional items	**(4)**	214
Profit before tax	**3,608**	3,496
Profit attributable to shareholders	**2,465**	2,473
Economic profit	**1,243**	1,429
BALANCE SHEET		
Shareholders' funds	**14,508**	13,187
Loan capital	**8,115**	6,370
Total capital resources	**24,629**	21,157
Total assets	**356,649**	316,190
Weighted risk assets	**158,873**	147,040
PER ORDINARY SHARE	p	p
Earnings	**148.2**	163.3
Earnings (based on operating profit above)	**174.1**	164.0
Dividend	**66.5**	58.0
Net asset value	**870**	794
PERFORMANCE RATIOS	%	%
Post-tax return on average shareholders' funds	**17.5**	25.1
Post-tax return on average shareholders' funds (based on operating profit above)	**20.2**	25.3
RISK ASSET RATIO		
Tier 1	**7.8**	7.2
Total	**12.5**	11.0
GROUP YIELDS, SPREADS & MARGINS	%	%
Gross yield	**6.56**	7.09
Interest spread	**2.53**	2.60
Interest margin	**2.98**	3.11
EXCHANGE RATES		
Period end - US$/£	**1.45**	1.49
Average - US$/£	**1.44**	1.52
Period end - €/£	**1.64**	1.60
Average - €/£	**1.61**	1.64

Note 1 Based on the analysis of the Profit and Loss account as set out on page 11. Comparatives for 2000 are on a non pro forma basis.

SUMMARY OF RESULTS

PROFIT BEFORE TAX	2001	2000
	£m	£m
Personal Financial Services	**498**	423
Woolwich*	**505**	230
Barclays Private Clients	**620**	645
Barclaycard	**555**	464
Business Banking	**1,152**	1,102
Barclays Africa	**133**	110
Barclays Capital	**685**	575
Barclays Global Investors	**71**	59
Other operations	**(16)**	17
Head office functions	**(69)**	(47)
Operating profit**	**4,134**	3,578
Restructuring charge	**(171)**	(232)
Woolwich integration costs	**(89)**	(7)
Woolwich fair value adjustments	**(33)**	(6)
Goodwill amortisation	**(229)**	(51)
Exceptional items	**(4)**	214
	3,608	3,496

* Comprises the contribution from Woolwich plc since its acquisition on 25th October 2000 and the Barclays Mortgages business.

** Includes the loss from joint ventures and associated undertakings.

TOTAL ASSETS AND WEIGHTED RISK ASSETS

	Total assets		Weighted risk assets	
	2001	2000	2001	2000
	£m	£m	£m	£m
Personal Financial Services	**7,244**	6,562	**6,097**	5,598
Woolwich	**57,630**	55,243	**30,142**	28,620
Barclays Private Clients	**13,736**	13,352	**9,167**	8,390
Barclaycard	**9,342**	9,805	**9,405**	9,623
Business Banking	**44,243**	41,364	**46,390**	44,017
Barclays Africa	**2,756**	2,291	**1,943**	1,661
Barclays Capital	**202,030**	168,894	**52,675**	45,946
Barclays Global Investors	**265**	259	**548**	653
Other Operations and Head office functions	**7,142**	5,440	**2,506**	2,532
Goodwill	**4,091**	4,269	**-**	-
Retail life-fund assets	**8,170**	8,711	**-**	-
	356,649	316,190	**158,873**	147,040

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	2001 £m	2000 £m
Interest receivable	13,458	11,788
Interest payable	(7,354)	(6,635)
Profit on repurchase of loan capital	-	2
Net interest income	6,104	5,155
Net fees and commissions receivable	3,758	3,369
Dealing profits	1,011	677
Other operating income	452	397
Total non-interest income	5,221	4,443
Operating income	11,325	9,598
Administration expenses - staff costs	(3,714)	(3,219)
Administration expenses - other	(2,303)	(1,967)
Depreciation and amortisation	(537)	(306)
Operating expenses	(6,554)	(5,492)
Operating profit before provisions	4,771	4,106
Provisions for bad and doubtful debts	(1,149)	(817)
Provisions for contingent liabilities and commitments	(1)	1
Operating profit	3,621	3,290
Loss from joint ventures and associated undertakings	(9)	(8)
Exceptional items	(4)	214
Profit on ordinary activities before tax	3,608	3,496
Tax on profit on ordinary activities	(1,010)	(944)
Profit on ordinary activities after tax	2,598	2,552
Minority and other interests (equity and non-equity)	(133)	(79)
Profit for the financial year attributable to the members of Barclays PLC	2,465	2,473
Dividends	(1,110)	(927)
Profit retained for the financial year	1,355	1,546
Earnings per ordinary share	148.2p	163.3p
Dividend per ordinary share:		
First interim	23.0p	20.0p
Second interim (payable 26th April 2002)	43.5p	38.0p

CONSOLIDATED BALANCE SHEET

		2001	2000
Assets:		£m	£m
Cash and balances at central banks		1,281	1,243
Items in course of collection from other banks		2,444	2,509
Treasury bills and other eligible bills		7,417	5,564
Loans and advances to banks	- banking	12,196	9,556
	- trading	35,693	27,345
		47,889	36,901
Loans and advances to customers	- banking	146,253	138,437
	- trading	34,240	23,198
		180,493	161,635
Debt securities		78,924	70,770
Equity shares		3,118	4,062
Interests in joint ventures and associated undertakings		88	122
Intangible fixed assets - goodwill		4,091	4,269
Tangible fixed assets		1,958	2,059
Other assets		20,776	18,345
		348,479	307,479
Retail life-fund assets attributable to policyholders		8,170	8,711
Total assets		356,649	316,190
Liabilities:			
Deposits by banks	- banking	45,837	32,445
	- trading	21,543	17,311
		67,380	49,756
Customer accounts	- banking	139,831	140,352
	- trading	23,984	18,616
		163,815	158,968
Debt securities in issue		41,846	31,883
Items in course of collection due to other banks		1,550	1,176
Other liabilities		49,259	44,539
Undated loan capital - convertible to preference shares		345	335
Undated loan capital - non-convertible		2,837	2,337
Dated loan capital - non-convertible		4,933	3,698
		331,965	292,692
Minority interests and shareholders' funds:			
Minority interests: equity		134	108
Minority interests: non-equity		1,872	1,492
Called up share capital		1,668	1,662
Reserves		12,840	11,525
Shareholders' funds: equity		14,508	13,187
		16,514	14,787
		348,479	307,479
Retail life-fund liabilities attributable to policyholders		8,170	8,711
Total liabilities and shareholders' funds		356,649	316,190

FURTHER ANALYSIS OF PROFIT AND LOSS ACCOUNT AND PRO FORMA DISCLOSURE

	2001	2000 Pro forma	2000
	£m	£m	£m
Interest receivable	**13,513**	13,546	11,799
Interest payable	**(7,374)**	(8,006)	(6,639)
Profit on repurchase of loan capital	**-**	2	2
Net interest income	**6,139**	5,542	5,162
Net fees and commissions receivable	**3,758**	3,597	3,369
Dealing profits	**1,011**	677	677
Other operating income	**452**	432	397
Total non-interest income	**5,221**	4,706	4,443
Operating income	**11,360**	10,248	9,605
Administration expenses - staff costs	**(3,578)**	(3,189)	(3,047)
Administration expenses - other	**(2,181)**	(2,135)	(1,900)
Depreciation and amortisation	**(308)**	(294)	(256)
Operating expenses	**(6,067)**	(5,618)	(5,203)
	5,293	4,630	4,402
Provisions for bad and doubtful debts	**(1,149)**	(850)	(817)
Provisions for contingent liabilities and commitments	**(1)**	1	1
Loss from joint ventures and associated undertakings	**(9)**	(10)	(8)
Operating profit	**4,134**	3,771	3,578
Restructuring charge	**(171)**	(232)	(232)
Woolwich integration costs	**(89)**	(7)	(7)
Woolwich fair value adjustments	**(33)**	(6)	(6)
Goodwill amortisation	**(229)**	(219)	(51)
Exceptional items	**(4)**	-	214
Profit on ordinary activities before tax	**3,608**	3,307	3,496
Earnings per ordinary share before restructuring charge, integration costs, Woolwich fair value adjustments, goodwill amortisation and exceptional items	**174.1p**	158.1p	164.0p
Post-tax return on average shareholders' funds (on a consistent basis with earnings per share above)	**20.2%**	21.2%	25.3%

The above results for 31st December 2001 and 2000 are based on the operating profit shown on page 10 before charging for costs directly associated with the integration of Woolwich plc, Woolwich fair value adjustments, goodwill amortisation and the restructuring charge.

The pro forma 2000 comparatives are based on the assumption that the acquisition of Woolwich plc took place on 1st January 2000. Further details of the pro forma adjustments are provided on page 12.

Woolwich fair value adjustments consist of £35m net interest charge (2000: £7m) and £2m of credit to operating expenses (2000: £1m).

FURTHER ANALYSIS AND PRO FORMA DISCLOSURE (CONTINUED)

Basis of preparation of further analysis of results

The further analysis of the results for 31st December 2001 and 2000 presents operating profit before the restructuring charge, costs associated with the integration of Woolwich plc, Woolwich fair value adjustments and goodwill amortisation. Barclays believes that identifying operating profit before charging these items assists in the understanding of underlying profit trends in the results.

Basis of preparation of pro forma results

In addition to the adjustments above, the acquisition of Woolwich plc on 25th October 2000 has had a material impact on the Group's results. Therefore, in order to facilitate the comparison of results in 2001 to those in 2000 pro forma results have been prepared for the year ended 31st December 2000 on the assumption that the acquisition of Woolwich plc, and the disposal of certain other businesses, had taken place on 1st January 2000.

Pro forma earnings per share and post-tax return on average shareholders' funds have been calculated on a similar basis to the pro forma results.

The pro forma results for the year ended 31st December 2000 have been prepared on the following basis:

Changes in accounting policies and accounting estimates

The results for Woolwich plc have been restated using Barclays Group accounting policies. This has resulted in mortgage incentives and software costs, previously capitalised and amortised, being expensed as incurred. The results for Woolwich plc have been adjusted to reflect the Barclays depreciation rates and other accounting estimates.

Adjustment to reflect net funding of the acquisition of Woolwich plc

Interest received has been reduced by £128m in the year to 31st December 2000 to reflect interest foregone had the cash element of the acquisition been paid on 1st January 2000. This is based on the assumption that the amount would have been deposited at the internal transfer price of cash, which is calculated based on an average of one-month sterling LIBOR over the period.

Results of businesses disposed of

The results of any businesses disposed of during 2000 by either Barclays or Woolwich plc have been eliminated, together with any profits or losses on disposal. Proceeds of £286m are assumed to have been received on 1st January 2000 and interest received adjusted on the same basis as for the funding adjustment above. Acquisitions and disposals in 2001 are not considered material and consequently no adjustment is made in the pro forma presentation.

Goodwill amortisation.

Amortisation of £206m per year based on goodwill balance of £4,121m over its estimated economic life of 20 years has been included in the pro forma accounts for 2000.

Costs of acquisition

Incremental costs incurred by Woolwich plc in relation to the acquisition have not been included.

KEY FACTS

	31.12.01	31.12.00
Number of UK branches	**2,088**	2,129
Number of overseas branches	**564**	624
Number of UK Barclays Group ATMs	**3,900**	3,800
Employees worldwide	**78,600**	76,200
Total customers registered for online banking	**3.3m**	2.0m
PERSONAL FINANCIAL SERVICES AND WOOLWICH		
UK current accounts	**10.1m**	9.7m
UK savings accounts	**9.0m**	8.4m
Open Plan customers	**970,000**	544,000
Total UK mortgage balances	**£51.9bn**	£47.5bn
BARCLAYS PRIVATE CLIENTS		
Affluent and high net worth clients	**1m**	1m
Total customer funds	**£88bn**	£95bn
Stockbrokers - deal volumes per day	**6,400**	8,100
BARCLAYCARD		
Barclaycard UK customers	**8.2m**	7.9m
Customers registered for on-line services	**653,000**	388,000
Retailer relationships	**83,000**	81,000
Number of retailer transactions processed	**1.3bn**	1.2bn
Barclaycards issued in continental Europe	**1.25m**	1.17m
BUSINESS BANKING		
Number of UK Business Banking connections (market share maintained)	**539,000**	552,000
Number of current accounts	**748,000**	765,000
Number of Business Premium deposit accounts	**247,000**	257,000
Customers registered for online banking/BusinessMaster	**256,000**	208,000
AFRICA		
Customer accounts	**1.5m**	1.5m
BARCLAYS GLOBAL INVESTORS		
Total assets under management	**£530bn**	£550bn
Number of institutional clients	**2,000**	1,800

BARCLAYS CAPITAL	31.12.01		31.12.00	
	League table position	Issuance value	League table position	Issuance value
Sterling bonds	**1st**	**£11bn**	1st	£12bn
Syndicated loans (Europe, Middle East, Africa)	**1st**	**$46bn**	1st	$89bn
Syndicated loans (ex USA)	**2nd**	**$50bn**	1st	$98bn
All syndicated loans	**5th**	**$69bn**	4th	$116bn
All international bonds	**10th**	**$67bn**	11th	$48bn

Personal Financial Services

Personal Financial Services provides a broad range of financial services to personal customers in the United Kingdom. It offers services and products to meet customers' individual requirements via an integrated range of delivery channels, comprising the branch network, cash machines, telephone banking and the internet.

Personal Financial Services works closely with other businesses in the Group, in particular Woolwich, Barclays Private Clients, Barclaycard and Business Banking.

	2001 £m	2000 £m
Net interest income	**1,142**	1,092
Net fees and commissions	**525**	488
Other operating income	**147**	126
Operating income	**1,814**	1,706
Operating costs	**(1,006)**	(1,010)
Provisions for bad and doubtful debts	**(310)**	(273)
Operating profit	**498**	423
Restructuring costs	**(13)**	(51)
Integration costs	**(33)**	-
Profit before tax and exceptional items	**452**	372

Personal Financial Services achieved a strong increase in operating profit, up 18% (£75m) to £498m (2000: £423m). Operating income increased by £108m (6%) to £1,814m (2000: £1,706m), while costs were held flat at £1,006m (2000: £1,010m).

Net interest income increased by £50m (5%) to £1,142m (2000: £1,092m). This was driven by strong growth in deposit balances, and by continued growth in consumer lending balances. Average asset and liability margins for the year were both slightly reduced, reflecting the lower interest rate environment.

Average savings balances increased 11% to £12.3bn (2000: £11.1bn), ahead of market growth. New products launched during 2001, such as the Regular Savings and Tracker Accounts, together with continued balance growth in e-savings, contributed to this strong performance. Improvements to current account products contributed to increased average current account credit balances, of 8%. The net inflow of current accounts totalled 120,000.

Average consumer lending balances increased by 7% to £4.7bn (2000: £4.4bn), below market growth, due to adopting a cautious risk assessment approach throughout the year. Asset quality has improved, with personal pricing on the Barclayloan product resulting in an increased proportion of better quality lending.

Net fees and commissions increased by £37m (8%) to £525m (2000: £488m) mainly as a result of additional current account and overdraft lending activity, and higher income from the fee-based Additions current account where the number of accounts increased by 16% to 1,219,000 (2000: 1,050,000).

Other operating income increased by £21m (17%) to £147m (2000: £126m). This was predominantly due to higher levels of payment protection insurance and underwriting which benefited from improved volumes relating to consumer lending and credit card borrowing.

Operating costs were maintained at £1,006m (2000: £1,010m) notwithstanding the growth in business volumes.

Provisions rose 14% (£37m) to £310m (2000: £273m). This increase included a one-off £20m charge in respect of interest previously held in suspense. Excluding this charge, provisions rose by 6% which was below the rate of growth of consumer lending balances and reflected the benefit of the increased use of personal pricing.

Barclays Open Plan was launched in a small part of the branch network in September 2001 and had already attracted 10,000 customers by 31st December 2001.

Woolwich

The Woolwich business comprises Woolwich plc and Barclays Mortgages, the UK mortgage and household insurance operations of Barclays. Woolwich is a predominantly UK-based business. It provides a wide range of personal financial services, including financial advice from one of the UK's largest independent financial advisory (IFA) teams.

	2001 £m	2000* £m
Net interest income	851	318
Net fees and commissions	301	77
Income from long-term assurance business	24	5
Other operating income	34	4
Operating income	1,210	404
Operating costs	(632)	(170)
Provisions for bad and doubtful debts	(76)	(4)
Profit from joint ventures	3	-
Operating profit	505	230
Restructuring costs	(3)	(4)
Integration costs	(46)	(7)
Fair value adjustments	(33)	(6)
Profit before tax and exceptional items	423	213

* Includes Barclays Mortgages business and operating profit of £70m in respect of Woolwich plc business from 25th October 2000 to 31st December 2000.

Pro forma profit and loss account for Woolwich plc and Barclays Mortgages

As set out on pages 11 and 12 the Group is presenting pro forma results. The analysis below is provided to assist in the understanding of the underlying trends. Unless indicated, the commentary that follows is based on pro forma results.

	2001 £m	2000 £m
Net interest income	851	850
Net fees and commissions	301	306
Income from long-term assurance business	24	34
Other operating income	34	16
Operating income	1,210	1,206
Operating costs	(632)	(613)
Provisions for bad and doubtful debts	(76)	(39)
Profit/(loss) from joint ventures	3	(2)
Operating profit	505	552
Restructuring costs	(3)	(4)
Integration costs	(46)	(7)
Profit before tax and exceptional items*	456	541

* The fair value adjustments detailed on page 11 are not reflected in this presentation.

Operating profit reduced by 9% to £505m (2000: £552m) primarily as a result of a reduced contribution from Barclays Mortgages, which was £62m lower than the previous year.

Net interest income was maintained at £851m (2000: £850m). The contribution from lending activities improved, benefiting from a strong second half and compensated for a reduction in retail deposit income, where margin pressure was particularly intense during the year.

Lending performance was strong with UK mortgage balances increasing 9% to £51.9bn. From April, Woolwich branded mortgages have been sold through the Barclays retail network. Gross mortgage advances increased during the year by 37% to £15.7bn, a market share of 9.8% relative to share of balances outstanding of 9%. Net lending on UK mortgages increased by 45% to £4.3bn, a market share of 7.8%, with the market share of net lending for the second half of the year in excess of 8%. Consumer finance lending balances have increased 32% to £1.5bn.

Net fees and commissions were £301m (2000: £306m). This primarily reflected a good performance from the IFA operations, where income for the year increased by 17% to £89m, and from growth in fees from mortgage related activities. Income from business areas, such as unit trusts and life assurance reduced mainly as a result of stock market volatility.

Operating costs were £632m, an increase of 3%. Revenue related costs increased £19m due to increased business volumes such as mortgages and IFA sales. Business as usual costs were held at £504m (2000: £500m).

Provisions for the year increased to £76m (2000: £39m), principally reflecting growth in consumer finance lending balances. In 2000, provisions were impacted by a provision release of £8m in Barclays Mortgages in the first half of the year.

During 2001 the number of Open Plan customers increased 76%, to 960,000 (2000: 544,000), with product penetration increasing slightly to 3.1 (2000: 3.0) products per customer. During the course of the year an increasing number of Open Plan recruits were new to the Woolwich.

Barclays Private Clients

Barclays Private Clients serves one million affluent and high net worth clients across thirty three countries worldwide, providing banking and asset management services.

The business continued its transformation programme to integrate the businesses that previously formed Wealth Management. This programme aims to deliver operational economies of scale and improved customer service and product capability built around a single relationship for the provision of banking and investment products.

	2001 £m	2000 £m
Net interest income	839	793
Net fees and commissions	576	579
Income from long-term assurance business	148	166
Other operating income	18	36
Operating income	1,581	1,574
Operating costs	(925)	(906)
Provisions for bad and doubtful debts	(36)	(23)
Operating profit	620	645
Restructuring costs	(29)	(41)
Integration costs	(9)	-
Profit before tax and exceptional items	582	604

Operating profit of Barclays Private Clients decreased by 4% to £620m (2000: £645m). This was due to significant strategic investment spend. Operating income was held at 2000 levels, despite difficult market conditions, due to the diversity of product, geography and client mix.

Net interest income increased by 6% to £839m (2000: £793m). Average lending volumes increased by 16% to £8.6bn (2000: £7.4bn) and average deposits, primarily from UK affluent clients, increased by 6% to £38bn (2000: £36bn). The benefit of increased balances was partially offset by margin compression in deposits, due to reduced interest rates.

Net fees and commissions decreased by 1% to £576m (2000: £579m) primarily due to lower fund management and brokerage fees. This was partially offset by commission income of £35m from the sale of Legal & General products. Average daily volumes in UK retail stockbroking decreased by 21% to 6,400 (2000: 8,100). Barclays Stockbrokers continued to maintain its leading UK position with market share of retail stockbroking, as measured by retail client orders, remaining at 11%.

Income from long term assurance, declined by 11% to £148m (2000: £166m). Lower stock market levels in the year resulted in a £70m negative impact on income. This was partly offset by one-off benefits such as the £45m gain from the Legal & General strategic alliance.

Operating costs increased 2% to £925m (2000: £906m). This includes £31m relating to the regulated sales force and field sales managers following the Legal & General strategic alliance, whose costs were previously borne within the long term assurance fund. Excluding this, total costs reduced 1%. Cost reduction and productivity improvement outweighed inflationary and volume related pressures, resulting in a 5% decrease in business as usual costs and revenue related costs in total to £830m. Strategic investment costs increased by £62m to £95m, supporting the transformation programme.

Total customer funds, which include assets under management and customer deposits, amounted to £88bn (2000: £95bn). Assets under management fell by £7bn to £50bn primarily due to the impact of falling stock markets and the transfer of assets under management following the Legal and General strategic alliance. Despite more difficult market conditions net new funds were flat.

Within total customer funds, Barclays Private Clients has £10bn (2000: £15bn) of assets under management relating to retail life and funds businesses.

The Legal & General strategic alliance is representative of Barclays Private Clients strategy of distributing best of breed investment products to customers. The launch of stakeholder pensions commenced in April 2001. The sale through Barclays distribution channels of protection and bond products commenced in August 2001 and of unit trusts and ISAs in September 2001. Legal & General product sales for the fourth quarter of 2001 (the first full quarter that Barclays distributed the full complement of Legal & General products) increased by 18% compared with similar product sales by Barclays Life and Barclays Funds over the same period in 2000.

Barclays Private Clients includes the Barclays Caribbean operation which signed an agreement in October 2001 to combine its retail, corporate and offshore banking operations with those of Canadian Imperial Bank of Commerce (CIBC) to create FirstCaribbean International Bank™.

Barclaycard

Barclaycard is a leading credit card business in Europe. In addition to its operations in the United Kingdom, Germany, France, Spain and Greece, it also operates in Africa and the Caribbean. It offers a full range of credit card services to individual customers, together with card payment facilities to retailers and other businesses.

	2001 £m	2000 £m
Net interest income	820	685
Net fees and commissions	581	524
Operating income	1,401	1,209
Operating costs	(473)	(439)
Provisions for bad and doubtful debts	(370)	(304)
Loss from joint ventures	(3)	(2)
Operating profit	555	464
Restructuring costs	(8)	(4)
Profit before tax and exceptional items	547	460

Operating profit of Barclaycard increased by 20% to £555m (2000: £464m). The improved performance benefited from the application of Information Based Customer Management techniques, which allow pricing and features to be responsive to customer needs. A greater insight into the behaviours of customers has allowed Barclaycard to develop targeted offers, which has increased the revenue per customer, whilst reducing the cost of acquisition of new business.

Net interest income increased by 20% to £820m (2000: £685m). This was mainly as a result of good growth in average UK extended credit balances which rose 9% to £6.0bn (2000: £5.5bn), and improved cardholder rate management coupled with lower interest rates. Recruitment of UK customers reached 763,000 (2000: 740,000), aided by the Barclaycard Premiership sponsorship and in spite of lower balance consolidation activity.

Fees and commissions increased by 11% to £581m (2000: £524m), principally as a result of replacing UK annual account fees with fees based on account behaviour.

Operating costs increased 8% to £473m (2000: £439m). Strategic investment costs increased 31% to £77m (2000: £59m) arising from further recruitment of customers outside the UK and investment in capacity to facilitate the growing number of on line users which rose 68% during 2001. Business as usual costs increased by 2% to £383m, despite fraud losses rising by 22%.

Provisions increased by 22% to £370m (2000: £304m). This was mainly attributable to growth in lending across the UK and international businesses and the continuing high levels of recruitment during the last two years.

Barclaycard's international businesses recorded an operating loss of £19m (2000: loss £26m) reflecting the continued cost of business expansion. The improved performance was driven by a 38% rise in average extended credit balances and a 48% increase in total income. Total cards issued in continental Europe grew 7% to 1.25m during 2001.

Business Banking

Business Banking provides relationship banking to the Group's small, medium and large business customers in the United Kingdom. Customers are served by a network of relationship and specialist managers who provide local access to an extensive range of products and services, as well as offering information and support. Customers are also offered access to business centres in mainland Europe and the United States.

Market share was maintained at around one quarter of small and medium businesses in the United Kingdom, despite a fall in both the number of start ups and in the overall business stock.

Non-banking services are provided to customers through Barclays B2B, which delivers business services such as smart-sourcing targeted at customers with an annual turnover of over £100m up to £1bn.

	2001	2000
	£m	£m
Net interest income	**1,591**	1,503
Net fees and commissions	**833**	787
Other operating income	**(4)**	(7)
Operating income	**2,420**	2,283
Operating costs	**(1,047)**	(1,055)
Provisions for bad and doubtful debts	**(210)**	(120)
Loss from associated undertakings	**(11)**	(6)
Operating profit	**1,152**	1,102
Restructuring costs	**(31)**	(59)
Integration costs	**(1)**	-
Profit before tax and exceptional items	**1,120**	1,043

Operating profit increased 5% (£50m) to £1,152m (2000: £1,102m).

Net interest income rose 6% to £1,591m reflecting increased lending and deposit balances partly offset by a slight reduction in the overall margin. Average customer lending balances increased 9% to £40.9bn (2000: £37.5bn) and average customer deposit balances increased 6% to £42.4bn (2000: £40bn).

Lending growth was focused towards higher quality. This was reflected in strong lending growth to large business customers and also through steady volumes of lending to medium and small business customers. The Sales Financing product range, which includes factoring and invoice discounting, saw rapid growth in turnover, up 55% as a result of investment in this area, while Barclays Asset Finance direct new business volumes were up over 20%.

UK lending margins continued to reduce, reflecting the focus of growth in higher quality lending. The overall deposit margin remained broadly unchanged.

Net fees and commissions increased 6% to £833m. Lending related fees growth was driven by good activity levels in large business with a strong fee income performance from Sales Financing. UK money transmission income continued to fall, with higher volumes offset by lower fee levels as a result of strong competitive pressures. Foreign exchange related income increased strongly as a result of higher turnover.

The use of Businessmaster continues to increase with over 70% of large business customers and over 50% of medium business customers registered for the service. Businessmaster allows customers direct access to account information and provides a facility to make same day and international payments. In Small Business, over 35% of customers were registered to use the Online Banking system at the end of December 2001.

Operating costs fell 1% compared to 2000. Strategic investment costs were maintained at £98m (2000: £97m) and were focused towards the development of new customer value propositions and improving efficiency. Operating costs included the £36m (2000: £32m) total operating costs of Barclays B2B and £9m of costs of Banco Barclays SA (formerly Banco Barclays e Galicia SA) which was consolidated as a subsidiary from 1st January 2001, having been previously reported as an associated undertaking.

Provisions increased, as expected, to £210m (2000: £120m) from relatively low levels in 2000. This reflected weaker economic conditions especially in the manufacturing sectors.

Barclays Africa provides banking services to personal and corporate customers in North Africa, sub-Saharan Africa and islands in the Indian Ocean. It operates a diversified portfolio of banking operations in Botswana, Egypt, Ghana, Kenya, Mauritius, Seychelles, South Africa, Tanzania, Uganda, Zambia and Zimbabwe.

	2001 £m	2000 £m
Net interest income	180	181
Net fees and commissions	130	126
Other operating income	6	7
Operating income	316	314
Operating costs	(158)	(157)
Provisions for bad and doubtful debts	(25)	(47)
Operating profit	133	110
Restructuring costs	(7)	(16)
Profit before tax and exceptional items	126	94

Operating profit increased £23m (21%) to £133m (2000: £110m), primarily as a result of a £22m reduction in the net provision charge to £25m (2000: £47m).

Net interest income was at a similar level to last year. Total average customer lending balances increased 3% to £1.3bn. Total average customer deposit balances increased £67m (3%), to £2.2bn. Margins decreased due to increased competitive pressures.

Net fees and commissions increased 3% to £130m (2000: £126m) through increased activity levels following the introduction of new personal product offerings.

Operating costs increased 1% to £158m (2000: £157m) including costs to establish new branch operations in Tanzania.

Administrative expenses – other	2001 £m	2000 £m
Property and equipment expenses:		
Hire of equipment	16	20
Property rentals	183	157
Other property and equipment expenses	775	641
	974	818
Stationery, postage and telephones	318	261
Advertising and market promotion	212	221
Travel, accommodation and entertainment	143	123
Subscriptions and publications	83	65
Securities clearing and other operational expenses	36	26
Sundry losses, provisions and write-offs	141	115
Statutory and regulatory audit and accountancy fees	7	7
Consultancy fees	133	158
Professional fees	130	99
Other expenses	126	74
	2,303	1,967
Included above:		
Restructuring charge	(57)	(61)
Integration costs	(65)	(6)
Excluding restructuring charge and integration costs	2,181	1,900
Pro forma basis	2,181	2,135

Administrative expenses increased by £336m to £2,303m. On a pro forma basis, the increase was 2% (£46m) to £2,181m.

The increase in administrative expenses is mainly attributable to higher levels of business and increased strategic investment.

Barclays Capital

Barclays Capital conducts the Group's investment banking business. As the Group's principal point of access to the wholesale markets, it provides corporate, institutional and government clients with solutions to their financing and risk management needs.

The Barclays Capital business model is distinctive. It focuses on a broad span of financing and risk management services in the interest rate, foreign exchange, commodities and credit markets combined with capabilities in equities. Activities are split between two areas: Rates which includes fixed income, foreign exchange, derivatives, commodities and money markets sales, trading and research, prime brokerage and equities; and Credit which includes origination, sales, trading and research relating to loans, debt capital markets and structured capital markets, and private equity.

Barclays Capital manages wholesale client relationships, having integrated the larger corporate and institutional businesses, which previously operated out of Corporate Banking. This has extended the client base in Europe, Latin America and the Middle East and is enabling the delivery of a wider product range across the wholesale markets.

	2001	2000
	£m	£m
Net interest income	**682**	512
Dealing profits	**1,006**	680
Net fees and commissions	**405**	474
Other operating income	**53**	39
Operating income	**2,146**	1,705
Operating costs	**(1,322)**	(1,064)
Provisions for bad and doubtful debts	**(139)**	(66)
Operating profit	**685**	575
Restructuring costs	**(23)**	(2)
Profit before tax and exceptional items	**662**	573

Barclays Capital continued to grow operating profits and fund significant investment during the year while improving the cost income ratio to 61.6% (2000: 62.4%). The proportion of revenues derived from outside the UK continued to increase and overall has grown by 11% to 50%.

Operating profit increased 19% (£110m) to £685m (2000: £575m) with both the Rates and Credit businesses performing well. Operating income growth of 26% reflects increased volumes of transactions for customers and good market conditions.

Net interest income increased 33% to £682m (2000: £512m). The growth in net interest income was mainly in money markets, which benefited from a favourable interest rate environment, and in structured capital markets. Corporate lending continues to be tightly managed, with an overall decline in the credit portfolio of 7% to £14bn.

Dealing profits rose 48% to £1,006m (2000: £680m). The strong performance was underpinned by increased customer business, with client transaction volumes increasing by 77% and improved contributions from the US and Europe. Growth was broadly spread across a range of markets and products, with major increases in government bonds, foreign exchange, interest rate derivatives and debt capital markets.

The growth in operating profits was achieved with a 3% lower average daily value at risk (DVaR) 2001: £16.9m (2000: £17.5m). The reduction in market risk levels reflects the continued focus on risk management and the benefit of the portfolio effect which arises from conducting a broader span of activities.

Net fees and commissions fell 15% to £405m (2000: £474m) mainly due to lower financing volumes in syndicated loans. Primary bond fees increased compared to 2000 but were offset by lower primary loan fees in line with the fall in market volumes. Barclays Capital maintained its leading position in the European syndicated loan markets. Net fees and commissions include £61m (2000: £81m) internal fees for structured capital markets activities.

Operating costs rose 24% to £1,322m (2000: £1,064m) largely due to variable revenue related costs increasing in line with performance. Business as usual costs grew 7% as a result of a 16% rise in headcount and higher trading volumes. Staff costs were maintained at 52% of total operating income less provisions (2000: 50%). There was increased strategic investment costs mainly in respect of product, client coverage and distribution capabilities. The results of the expanded business include an increased proportion of variable revenue related costs giving greater flexibility for the future.

Provisions increased to £139m (2000: £66m), reflecting greater uncertainty in certain sectors in the US and UK.

Barclays Global Investors

Barclays Global Investors (BGI) is the world's largest institutional asset manager, with offices in eight countries. BGI provides active, enhanced index and index strategies and manages assets for clients worldwide. BGI's investment philosophy focuses on managing all dimensions of performance: return, risk and cost. BGI's strategies are complemented by a range of value chain services that enhance investors' total portfolio returns, including cash management, securities lending and transition management.

	2001 £m	2000 £m
Net interest income	5	6
Net fees and commissions	505	435
Other operating income	(1)	(1)
Operating income	509	440
Operating costs	(437)	(381)
Loss from associated undertakings	(1)	-
Operating profit before tax and exceptional items	71	59

Operating profit increased 20% to £71m in a year of significantly lower stock market levels. The diversity of revenue mix has sustained growth in profits during this year's economic downturn and difficult market environment.

Net fees and commissions increased £70m (16%) to £505m (2000: £435m). The increase was driven by a large increase in performance fees as a result of strong active product performance, increased securities lending revenues as a result of increases in stock lending volumes and spreads, and by higher transition fees due to increased business in client portfolio restructuring. Management fees remained at a similar level as revenues from net new sales and cross-sales were offset by the impact of significantly lower market levels.

Operating costs increased £56m (15%) to £437m (2000: £381m), primarily reflecting higher performance related staff costs.

Total assets under management fell 4% to £530bn (2000: £550bn). This was the net result of increases of £42bn attributable to net new business, £15bn due to exchange rate translation movements and a reduction of £77bn attributable to adverse market movements. Assets under management consisted of £438bn of indexed funds and £92bn under advanced active management.

During 2001 BGI launched 40 Exchange Traded Funds (ETFs) globally bringing total ETFs to 104 at 31st December 2001 with assets of £14.8bn and a global market share of nearly 20%. BGI have received awards for its web capabilities reflecting its progress in developing internet-based client service, transaction and reporting capabilities.

Provisions for bad and doubtful debts

The charge for the year in respect of bad and doubtful debts comprises:	2001 £m	2000 £m
Specific provisions		
New and increased	1,440	981
Releases	(133)	(91)
Recoveries	(142)	(113)
	1,165	777
General provision (release)/charge	(16)	40
	1,149	817
Pro forma basis	1,149	850

Total provisions for bad and doubtful debts at end of the year comprise:	2001 £m	2000 £m
Specific provisions	1,971	1,593
General provisions	745	760
	2,716	2,353

The net provision charge rose 41% (£332m) to £1,149m. On a pro forma basis the increase in the net provision charge was 35%.

New and increased specific provisions increased by 47% (£459m) to £1,440m while releases and recoveries of £275m were £71m higher. During the year there was a £40m reclassification from general provision to specific provision in Personal Financial Services based on the introduction of a statistical methodology enabling earlier recognition of specific impairment. This is reflected as a new and increased specific provision and a release of general provision.

Within the overall increase in the provision charge, Business Banking and Barclays Capital accounted for 55% of this increase (on a pro forma basis). The current deterioration in economic conditions on the corporate sector, where there are smaller numbers of larger value lendings, has resulted in greater volatility in provisions in this sector. In the personal sector, Barclaycard provisions reflected the continued high levels of new customer recruitment, and in the rest of the sector, provisions growth was primarily as a result of increased lending volumes. There was an increase in new and increased provisions in the US, primarily relating to a small number of large loans. Increased levels of releases and recoveries were experienced by Business Banking and Barclays Capital in the second half of 2001.

The net provision charge for the period as a percentage of average banking loans and advances was 0.73% compared with 0.67% in 2000.

Provision coverage of total potential credit risk lendings decreased slightly to 52.9% compared with 54.5% at 31st December 2000.

Risk tendency

	2001	2000
	£m	£m
Personal Financial Services	270	240
Woolwich	115	95
Barclays Private Clients	45	45
Barclaycard	375	300
Business Banking	260	215
Africa	30	20
Barclays Capital	150	115
	1,245	1,030

The Group uses a credit risk measurement system which estimates the cost of credit by different customer categories. The approach, which applies to both business and personal sector lendings, estimates losses over the next twelve months from the balance sheet date and is termed Risk Tendency.

It was initially used primarily to aid the Group's understanding of the credit quality of the lending portfolio. As confidence has been gained in the measure it has been used to inform a wider range of decisions for example pricing policy, provisioning and portfolio management. The system relies on a series of models which assess the probability of customer default, the probable customer exposure at the time of default and the probable level of loss. A consistent approach is used across the organisation. Model outputs are a way of assessing what might happen in the future based on past experience.

A number of different models are used in the risk tendency calculation reflecting the diversity of the portfolio. They are being improved constantly as the Group collects more data and deploys more sophisticated techniques. The Group believes that each change will have a minor impact on the total result but should lead to better estimates over time.

When first developed the models were calibrated to estimate the average loss rate over an economic cycle, as customer relationships tend to last many years. Experience has shown some difficulties with this approach. Consequently, the basis of Risk Tendency has been developed to allow greater use in pricing and portfolio management and to overcome the issues surrounding estimating the length and amplitude of an economic cycle. As a result, default probabilities will be estimated for the forthcoming twelve months. As 2000 was a relatively neutral economic year in the UK the change in focus of the calculation should not result in a significant difference in the result.

The Risk Tendency number should not be regarded as a forecast of the next twelve months provisions. Risk Tendency is calculated on the existing fully performing credit portfolio as at the calculation date, a subset of the total portfolio. Risk Tendency does not forecast next year's provisions relating to non-performing loans. Risk Tendency does not make any allowance for growth or change in the composition of the loan book post the reporting date.

News Release

BARCLAYS BANK PLC

RESULTS ANNOUNCEMENT FOR 2001

The Directors report the following results of the Barclays Bank PLC Group for the year ended 31st December 2001:

	31.12.01 £m	31.12.00 £m
Profit on ordinary activities before tax	3,606	3,496
Tax on profit on ordinary activities	(1,010)	(944)
Profit on ordinary activities after tax	2,596	2,552
Minority interests – equity	(31)	(22)
Profit attributable to members of Barclays Bank PLC	2,565	2,530
Dividends payable to Barclays PLC	(1,317)	(1,352)
Dividends payable to preference shareholders	(5)	(24)
Payments to Reserve Capital Instrument holders	(97)	(33)
Profit retained	1,146	1,121
Total assets	356,649	316,190
Issued and fully paid share capital *	2,286	2,275
Share premium account	5,475	5,269
Other shareholders' funds **	1,872	1,350
Revaluation reserve	30	35
Profit and loss account	6,717	5,750
Shareholders' Funds - equity and non-equity	16,380	14,679

* Including preference shares with an aggregate nominal value of $nil (31st December 2000: US $170,000).

** Euro 850m (31st December 2000: Euro 850m) and US $2,000m (31st December 2000: US $1,250m) of Reserve Capital Instruments.

NOTES

1. The whole of the issued ordinary share capital of the Bank is owned by Barclays PLC.

   The Bank also has in issue Reserve Capital Instruments, undated capital notes and unsecured loan capital.

2. Profit on ordinary activities before tax includes the Group's loss from joint ventures and associates of £9m (31st December 2000: £8m).

3. The Group had contingent liabilities of £24,599m (2000: £22,853m) comprising acceptances and endorsements of £2,460m (2000: £1,170m), guarantees and assets pledged as collateral security of £14,826m (2000: £15,180m) and other contingent liabilities of £7,313m (2000: £6,503m).

BARCLAYS

News Release

Barclays PLC

31st December 2001

Results Announcement

PRELIMINARY ANNOUNCEMENT OF RESULTS FOR 2001

The statutory consolidated Profit and Loss account and consolidated Balance Sheet are set out on pages 10 and 11 in the format they will be presented in the Group's Annual Report. In order to provide a more comparable view of the prior year results, pro forma results are set out on pages 1 and 12. An explanation of the calculation of the pro forma results is set out on page 13. Elsewhere, unless indicated otherwise, comparisons are to the actual results for 2000.

The information in this announcement, which was approved by the Board of Directors on 13th February 2002, does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory accounts, which are combined with the Group's annual report on Form 20-F to the U.S. Securities and Exchange Commission and which contain an unqualified audit report, will be delivered to the Registrar of Companies in accordance with section 242 of the Companies Act 1985. The 2001 Annual Review and Summary Financial Statement will be posted to shareholders in the third week of March together with the Group's annual report for those shareholders who have requested it.

This document contains certain forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as "anticipate," "target," "expect," "estimate," "intend," "plan," "goal," "believe," or other words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including UK domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation and the impact of competition, a number of which are beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements. Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based.

BARCLAYS PLC. REGISTERED IN ENGLAND. REGISTERED NO: 48839.
REGISTERED OFFICE: 54 LOMBARD STREET, LONDON EC3P 3AH

14 February 2002

RESULTS FOR YEAR TO 31ST DECEMBER 2001

Pro forma operating results[1]	2001	2000	% Change
Operating income	£11,360m	£10,248m	11
Operating expenses	£6,067m	£5,618m	8
Provisions for bad and doubtful debts	£1,149m	£850m	35
Operating profit	£4,134m	£3,771m	10
Profit before tax	£3,608m	£3,307m	9
Earnings per share	174.1p	158.1p	10
Dividend per share	66.5p	58.0p	15
Post-tax return on average shareholders' funds	20.2%	21.2%	(5)

SUMMARY

- Operating profit rose 10% to £4,134 million (2000: £3,771 million).
- Operating income increased by 11% to £11,360 million (2000: £10,248 million).
- Operating expenses rose by 8% to £6,067 million (2000: £5,618 million). Operating expenses include £31 million of costs relating to the UK regulated sales force and field sales managers, which prior to the implementation of the strategic alliance with Legal & General Group PLC (Legal & General) were reported within the long term assurance fund.
- Provisions for bad and doubtful debts rose 35% to £1,149 million (2000: £850 million). Risk tendency increased by 21% to £1,245 million (2000: £1,030 million).
- Earnings per share increased 10% to 174.1p (pro forma 2000: 158.1p).
- Post tax return on average shareholders' funds was 20.2% (pro forma 2000: 21.2%).
- The total dividend for the year increased by 15% to 66.5p (2000: 58.0p).
- Economic profit was £1,243 million.
- Pre-tax Woolwich integration synergies amounting to £111 million were achieved in 2001.

[1] Pro forma results for 2000 assume that the acquisition of Woolwich plc took place on 1st January 2000. Other acquisitions and disposals in 2000 have also been reflected on a similar basis. Details of the basis of calculating pro forma results, including earnings per share and post-tax return on average shareholders' funds, are set out on page 13. Elsewhere in this document, unless indicated otherwise, comparatives are to the actual results for 2000.

SUMMARY (CONTINUED)

- Total Shareholder Return for the two years ended 31st December 2001 was 37%, placing Barclays in the top quartile relative to our peer group (details on page 47). £100 invested in Barclays at the beginning of 2000 was worth £137 at the end of 2001.

- Shareholders' funds at the year end were £14.5 billion (2000: £13.2 billion) and the tier 1 ratio was 7.8% (2000: 7.2%). The average economic capital (excluding goodwill) to support the Group's current business requirements was approximately £9.2 billion (2000: £8.1 billion).

- During 2001, the Group returned a total of £1,116 million of capital to shareholders. This comprised the second interim dividend for 2000 of 38p per share, the first interim dividend of 2001 of 23p per share and share buybacks totalling £101 million.

- Personal Financial Services achieved an 18% increase in operating profit to £498 million (2000: £423 million). Total income increased by 6%. Costs were held flat. Net interest income increased by 5% to £1,142 million (2000: £1,092 million) driven by strong growth in deposit balances and continued growth in consumer lending balances.

- Operating profit on a statutory basis for the Woolwich business increased from £230 million to £505 million. On a pro forma basis operating profit reduced by 9% to £505 million (2000: £552 million) primarily as a result of a reduced contribution from Barclays Mortgages, which was £62 million lower than the previous year.

- Barclays Private Clients operating profit decreased by 4% to £620 million (2000: £645 million) due to significant strategic investment (which grew £62m year on year). Operating income was held at 2000 levels, despite difficult market conditions, due to the diversity of product, geography and client mix.

- Barclaycard operating profit increased by 20% to £555 million (2000: £464 million), benefiting from increased customer recruitment and the application of Information Based Customer Management techniques, which enable pricing and proposition features to be responsive to customers needs. Recruitment of UK customers reached 763,000 (2000: 740,000), aided by the Barclaycard Premiership sponsorship and despite lower balance consolidation activity.

- Business Banking operating profit increased 5% to £1,152 million (2000: £1,102 million) reflecting good growth in balances. Business Banking maintained its highly targeted approach to new lending. Net fees and commissions increased 6%, while operating costs were held flat.

- Barclays Africa operating profit increased 21% to £133 million (2000: £110 million), primarily reflecting lower provisions. Costs were held flat.

- Barclays Capital operating profit increased 19% to £685 million (2000: £575 million) with both the Rates and Credit businesses performing well. Total income growth of 26% reflected increased business activity in most areas. Net interest income increased 33% and dealing profits 48%, underpinned by a 77% increase in client transaction volumes.

- Barclays Global Investors operating profit increased 20% to £71 million (2000: £59 million) despite significantly lower stock market levels. Fees and commissions totalled £505 million (2000: £435 million), up 16%, assisted by strong growth in performance fees.

FINANCIAL HIGHLIGHTS

	2001	2000
RESULTS (Note 1)	£m	£m
Net interest income	6,139	5,162
Non-interest income	5,221	4,443
Operating income	11,360	9,605
Operating expenses	(6,067)	(5,203)
Provisions for bad and doubtful debts	(1,149)	(817)
Provisions for contingent liabilities and commitments	(1)	1
Loss from joint ventures and associated undertakings	(9)	(8)
Operating profit	4,134	3,578
Restructuring charge	(171)	(232)
Woolwich integration costs	(89)	(7)
Woolwich fair value adjustments	(33)	(6)
Goodwill amortisation	(229)	(51)
Exceptional items	(4)	214
Profit before tax	3,608	3,496
Profit attributable to shareholders	2,465	2,473
Economic profit	1,243	1,429
BALANCE SHEET		
Shareholders' funds	14,508	13,187
Loan capital	8,115	6,370
Total capital resources	24,629	21,157
Total assets	356,649	316,190
Weighted risk assets	158,873	147,040
PER ORDINARY SHARE	p	p
Earnings	148.2	163.3
Earnings (based on operating profit above)	174.1	164.0
Dividend	66.5	58.0
Net asset value	870	794
PERFORMANCE RATIOS	%	%
Post-tax return on average shareholders' funds	17.5	25.1
Post-tax return on average shareholders' funds (based on operating profit above)	20.2	25.3
RISK ASSET RATIO		
Tier 1	7.8	7.2
Total	12.5	11.0
GROUP YIELDS, SPREADS & MARGINS	%	%
Gross yield	6.56	7.09
Interest spread	2.53	2.60
Interest margin	2.98	3.11
EXCHANGE RATES		
Period end - US$/£	1.45	1.49
Average - US$/£	1.44	1.52
Period end - €/£	1.64	1.60
Average - €/£	1.61	1.64

Note 1 Based on the analysis of the Profit and Loss account as set out on page 12. Comparatives for 2000 are on a non pro forma basis.

CHAIRMAN'S STATEMENT

Barclays delivered a strong performance in 2001, building on the excellent progress achieved in 2000. We have continued to grow our profitability as well as investing in the business and strengthening our position in the UK and internationally.

Barclays is focused on safeguarding the financial interests of our shareholders and customers, looking after our staff and contributing to the wellbeing of the communities in which we live and work. In 2001 we experienced the impact of the foot and mouth crisis in the UK and witnessed the terrible events in New York. They remind us that we have a privileged role in supporting our shareholders, our customers and the wider community. Our stakeholders rely on us through the difficult times as well as the good ones. They expect of us integrity, professionalism and expertise. We must be worthy of their trust - without them, Barclays would not exist. That is why we strive to reach the highest ethical and moral standards in everything we do.

The Financial Services Authority (FSA) in the UK is Barclays lead regulator. In all, we have some 150 financial regulators around the world – and that excludes regulators in other fields who oversee our activities. The regulatory system in the UK changed significantly during 2001. The Financial Services and Markets Act 2000 came into force on 1st December 2001, finally merging the roles of various UK regulators. The FSA has now taken on the responsibilities of self-regulatory organisations such as the Securities & Futures Authority and Investment Management Regulatory Organisation. The result is a unified regulatory regime in our home market. The FSA has introduced new regulatory procedures and rules relating to governance, compliance and controls.

It is in the best interest of all stakeholders to have an effective and independent regulator such as the FSA in the UK. However, higher and growing costs of compliance with regulation are a key issue for the financial services industry at a time of increasing domestic and international competition. We are in an era of escalating regulation, often as a reaction to sudden or unexpected events. It is crucial for the future of banking that regulators strike the right balance between, on the one hand, protecting the safety and security of the system and customers and, on the other, encouraging innovation that makes it easier for customers to deal with financial institutions. We must avoid a regime that simply increases the costs of doing business which ultimately leads to higher prices and, could constitute a barrier to entry and depress competition. Barclays plays a significant role in the UK economy, and we will continue to work with the authorities to help influence a proper balance.

Similarly, Barclays is committed to giving something back to the communities in which we operate. We have a proud record of working in partnership with many organisations on initiatives ranging from environmental improvement to the economic regeneration of deprived areas, and from the enhancement of community life to the inclusion into society of marginalised individuals. We provide funding, advice, hands-on assistance from employee volunteers and financial support through our community programme, which is one of the largest in the UK.

We try to ensure that everything we do as an organisation adds to shareholder value. Millions of people own Barclays shares through their pension funds or unit trusts. When we do well, we are helping to secure the financial well-being of all those men and women. This is the single most important contribution we can make to the public good.

We are building a world-class financial services organisation. Our people are key to this and they have done a magnificent job in a difficult year. We continue to invest in and develop our people wherever we operate in the world. To stay competitive, we need to keep on raising our game. We can and we will.

Sir Peter Middleton GCB
Chairman

CHIEF EXECUTIVE'S STATEMENT

Barclays performed well in 2001. On a pro forma basis operating profit was £4,134 million, up 10% on last year and earnings per share rose 10% from 158.1p to 174.1p. Our after-tax return on equity was 20%. These results were achieved despite a significant slow-down in all the major economies, volatile stock markets and the technology, media and telecoms sector rundown, and the tragic events of 11th September. Our good performance was reflected in a total dividend pay-out for the year of 66.5p, a 15% increase over 2000.

Barclays results therefore reflected the benefits of a diversified and competitively strong portfolio of businesses, robust risk management policies, continued focus on productivity improvement, and continued strong revenue growth.

Our primary goal is to rank consistently in the top quartile of value-creation for shareholders in our comparator peer group*. Our performance on this measure met the objective: for the two years to date of the first four year plan we are ranked second out of twelve.

We also aim to double shareholder value every four years. On this measure, for the two years to date we are marginally behind. The pace of shareholder value creation would have required a £100 investment at the beginning of the period, with dividends reinvested, to have grown to £142 by the end of 2001. We have achieved £137.

Tackling a changing global marketplace

The financial services industry everywhere is reshaping itself to compete in this global market. To take advantage of these opportunities, we have to be clear about which businesses are likely to become global and those which presently have a more domestic focus. For example, retail and commercial banking are likely to remain regional, while investment banking and institutional asset management are increasingly global. The standing of the Barclays brand in domestic and global market places is an advantage in tackling these opportunities.

Meeting the challenge of competition

Competition is intensifying. Barclays must beat the pace and speed of companies that focus on a single product, while continuing to offer our own customers a full range of services. At the same time, we have to compete with the world's largest financial institutions in our home markets.

All this means our customers have more choice than ever before. This keeps us sharp, for if we do not serve their needs effectively, they will look elsewhere. A priority is to differentiate our services to provide greater value to customers and ensure that they do not want to turn to our competitors.

Creating tomorrow's value

We can expect to see wide variations in growth and profitability between different markets and products. The UK will continue to be a good market for Barclays. We also expect several markets outside the UK (particularly in continental Europe) to have good long-term potential for growth. Wealth management products will increase in importance.

Our business development over the next 10 years will be biased towards increasing the profit stream from outside the UK, while continuing to grow earnings aggressively in a still fragmented home market. At the same time, we expect to increase the proportion of profit contribution from value-added relationship products and services, asset gathering and capital markets activities as transactional activities increasingly commoditise. These are areas where we can build on existing strengths.

* refer to page 47 for details

Shaping our destiny

In the medium term, we are concentrating on four priorities to help us increase the value of the organisation. These are:

- to defend and grow Barclays UK businesses, becoming the 'first choice provider' of all financial services for our personal and business customers;
- to develop products and businesses with regional and global potential where we have existing strengths, thus increasing the contribution from sources outside the UK;
- to capitalise on our existing strengths in continental Europe and develop a stronger presence, in selected markets, in both retail and commercial banking;
- to build a leading position in the UK and Europe in serving the needs of the mass affluent and high net worth customer segment.

Building a profitable organisation

The Group is making good progress on all four priorities.

- We are strengthening and extending our main UK banking businesses. We are overhauling everything we do for our customers, to give them a range of excellent products and services. We have already made a good start, and we have filled product gaps through our acquisition of the Woolwich and our strategic alliance with Legal & General.

- We are expanding the businesses with regional and global reach where Barclays already has a strong competitive position. One example of this is the investment banking business, Barclays Capital, which is performing well and playing to its strengths. Its very effective leadership team and outstanding people have distinctive competencies in financing and risk management solutions to corporates, institutions and governments. Another example is Barclaycard, a leading credit card brand in the UK and Europe. The wide public awareness of its brand and its Information Based Customer Management (IBCM) capabilities provide advantages in the full range of credit card services for individual customers and card payment facilities for retailers.
- We are building our retail and commercial banking presence in certain western European markets. Barclays already has a stronger continental European presence than most of its UK competitors, with operations in 12 countries and broad networks in France and Iberia. Our objective is to become a much more significant player in continental Europe in the future.
- We are building on the Group's strengths in the wealth and asset-gathering markets by developing unique products and services. Barclays Private Clients has 1 million affluent customers.

Achieving operational excellence

To build a better Barclays, we are not only focusing on the shape of our business – we are also focusing on the ways in which we run the business to better manage for value.

We are:

- analysing every business for value creating characteristics and economic profit potential within our total portfolio:
- focusing on achieving efficiency ratios for each strategic business unit that ranks in the top quartile for such businesses globally;

- encouraging staff at all levels to take decisions based on clear value-based guidelines;
- embedding a high-performance culture incorporating stretching performance standards at every level, with variable pay-for-performance incentives directly tied to economic profit generation;
- harnessing the power of technology to change the way we do things for customers and for ourselves;
- developing deeper relationships with our customers, built upon an ethos of service excellence, customer convenience and value for money.

Progress is evident in all these areas, but there is considerable room for further improvement.

Managing for risk

Information technology has given us the means to analyse and assess risk much more accurately than ever before, and Barclays is at the leading edge in the field of credit and market risk. Our policy, implemented three years ago, of tightening our risk controls in both corporate and personal lending means that we can remain confident even in these more difficult times. This is an important plank in our strategy. It gives us the confidence to grow the Group's businesses where we see opportunities, making the right trade-offs between risk and reward.

Equally important, the diversity of the businesses that make up the Barclays Group is a source of strength and protection. A key part of the strategy is to focus on attractive markets where the Group has a distinctive strength, while avoiding the lure of businesses where it does not.

Our stakeholders

We do not believe that the interests of one group of stakeholders can be served in isolation. Instead, we aim to create value by building a virtuous circle of satisfied stakeholders, in which capable and committed staff, satisfied customers and a deserved reputation for good corporate citizenship all contribute to sustaining value creation.

Driven by aspiration

We aspire to be one of the most valuable and admired financial service organisations in the world. A company that leads in its chosen markets, that uses technology to the benefit of its customers and the business. A company with integrity and a passion for good citizenship and a model of excellence that becomes the benchmark. We have made solid progress over the past year, yet we know that more work needs to be done before we fully translate our aspirations for customers, shareholders and communities into reality. We intend to do it.

Matthew W. Barrett
Group Chief Executive

KEY FACTS

	31.12.01	31.12.00
Number of UK branches	2,088	2,129
Number of overseas branches	564	624
Number of UK Barclays Group ATMs	3,900	3,800
Employees worldwide	78,600	76,200
Total customers registered for online banking	3.3m	2.0m
PERSONAL FINANCIAL SERVICES AND WOOLWICH		
UK current accounts	10.1m	9.7m
UK savings accounts	9.0m	8.4m
Open Plan customers	970,000	544,000
Total UK mortgage balances	£51.9bn	£47.5bn
BARCLAYS PRIVATE CLIENTS		
Affluent and high net worth clients	1m	1m
Total customer funds	£88bn	£95bn
Stockbrokers - deal volumes per day	6,400	8,100
BARCLAYCARD		
Barclaycard UK customers	8.2m	7.9m
Customers registered for on-line services	653,000	388,000
Retailer relationships	83,000	81,000
Number of retailer transactions processed	1.3bn	1.2bn
Barclaycards issued in continental Europe	1.25m	1.17m
BUSINESS BANKING		
Number of UK Business Banking connections (market share maintained)	539,000	552,000
Number of current accounts	748,000	765,000
Number of Business Premium deposit accounts	247,000	257,000
Customers registered for online banking/BusinessMaster	256,000	208,000
AFRICA		
Customer accounts	1.5m	1.5m
BARCLAYS GLOBAL INVESTORS		
Total assets under management	£530bn	£550bn
Number of institutional clients	2,000	1,800

BARCLAYS CAPITAL	31.12.01		31.12.00	
	League table position	Issuance value	League table position	Issuance value
Sterling bonds	1st	£11bn	1st	£12bn
Syndicated loans (Europe, Middle East, Africa)	1st	$46bn	1st	$89bn
Syndicated loans (ex USA)	2nd	$50bn	1st	$98bn
All syndicated loans	5th	$69bn	4th	$116bn
All international bonds	10th	$67bn	11th	$48bn

SUMMARY OF RESULTS

PROFIT BEFORE TAX

	2001 £m	2000 £m
Personal Financial Services	498	423
Woolwich*	505	230
Barclays Private Clients	620	645
Barclaycard	555	464
Business Banking	1,152	1,102
Barclays Africa	133	110
Barclays Capital	685	575
Barclays Global Investors	71	59
Other operations	(16)	17
Head office functions	(69)	(47)
Operating profit**	4,134	3,578
Restructuring charge	(171)	(232)
Woolwich integration costs	(89)	(7)
Woolwich fair value adjustments	(33)	(6)
Goodwill amortisation	(229)	(51)
Exceptional items	(4)	214
	3,608	3,496

* Comprises the contribution from Woolwich plc since its acquisition on 25th October 2000 and the Barclays Mortgages business.

** Includes the loss from joint ventures and associated undertakings.

TOTAL ASSETS AND WEIGHTED RISK ASSETS

	Total assets		Weighted risk assets	
	2001 £m	2000 £m	2001 £m	2000 £m
Personal Financial Services	7,244	6,562	6,097	5,598
Woolwich	57,630	55,243	30,142	28,620
Barclays Private Clients	13,736	13,352	9,167	8,390
Barclaycard	9,342	9,805	9,405	9,623
Business Banking	44,243	41,364	46,390	44,017
Barclays Africa	2,756	2,291	1,943	1,661
Barclays Capital	202,030	168,894	52,675	45,946
Barclays Global Investors	265	259	548	653
Other Operations and Head office functions	7,142	5,440	2,506	2,532
Goodwill	4,091	4,269	-	-
Retail life-fund assets	8,170	8,711	-	-
	356,649	316,190	158,873	147,040

BARCLAYS PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	2001 £m	2000 £m
Interest receivable	13,458	11,788
Interest payable	(7,354)	(6,635)
Profit on repurchase of loan capital	-	2
Net interest income	6,104	5,155
Net fees and commissions receivable	3,758	3,369
Dealing profits	1,011	677
Other operating income	452	397
Total non-interest income	5,221	4,443
Operating income	11,325	9,598
Administration expenses - staff costs	(3,714)	(3,219)
Administration expenses - other	(2,303)	(1,967)
Depreciation and amortisation	(537)	(306)
Operating expenses	(6,554)	(5,492)
Operating profit before provisions	4,771	4,106
Provisions for bad and doubtful debts	(1,149)	(817)
Provisions for contingent liabilities and commitments	(1)	1
Operating profit	3,621	3,290
Loss from joint ventures and associated undertakings	(9)	(8)
Exceptional items	(4)	214
Profit on ordinary activities before tax	3,608	3,496
Tax on profit on ordinary activities	(1,010)	(944)
Profit on ordinary activities after tax	2,598	2,552
Minority and other interests (equity and non-equity)	(133)	(79)
Profit for the financial year attributable to the members of Barclays PLC	2,465	2,473
Dividends	(1,110)	(927)
Profit retained for the financial year	1,355	1,546
Earnings per ordinary share	148.2p	163.3p
Dividend per ordinary share:		
First interim	23.0p	20.0p
Second interim (payable 26th April 2002)	43.5p	38.0p

CONSOLIDATED BALANCE SHEET

		2001	2000
Assets:		£m	£m
Cash and balances at central banks		1,281	1,243
Items in course of collection from other banks		2,444	2,509
Treasury bills and other eligible bills		7,417	5,564
Loans and advances to banks	- banking	12,196	9,556
	- trading	35,693	27,345
		47,889	36,901
Loans and advances to customers	- banking	146,253	138,437
	- trading	34,240	23,198
		180,493	161,635
Debt securities		78,924	70,770
Equity shares		3,118	4,062
Interests in joint ventures and associated undertakings		88	122
Intangible fixed assets - goodwill		4,091	4,269
Tangible fixed assets		1,958	2,059
Other assets		20,776	18,345
		348,479	307,479
Retail life-fund assets attributable to policyholders		8,170	8,711
Total assets		356,649	316,190
Liabilities:			
Deposits by banks	- banking	45,837	32,445
	- trading	21,543	17,311
		67,380	49,756
Customer accounts	- banking	139,831	140,352
	- trading	23,984	18,616
		163,815	158,968
Debt securities in issue		41,846	31,883
Items in course of collection due to other banks		1,550	1,176
Other liabilities		49,259	44,539
Undated loan capital - convertible to preference shares		345	335
Undated loan capital - non-convertible		2,837	2,337
Dated loan capital - non-convertible		4,933	3,698
		331,965	292,692
Minority interests and shareholders' funds:			
Minority interests: equity		134	108
Minority interests: non-equity		1,872	1,492
Called up share capital		1,668	1,662
Reserves		12,840	11,525
Shareholders' funds: equity		14,508	13,187
		16,514	14,787
		348,479	307,479
Retail life-fund liabilities attributable to policyholders		8,170	8,711
Total liabilities and shareholders' funds		356,649	316,190

FURTHER ANALYSIS OF PROFIT AND LOSS ACCOUNT AND PRO FORMA DISCLOSURE

	2001	2000 Pro forma	2000
	£m	£m	£m
Interest receivable	13,513	13,546	11,799
Interest payable	(7,374)	(8,006)	(6,639)
Profit on repurchase of loan capital	-	2	2
Net interest income	6,139	5,542	5,162
Net fees and commissions receivable	3,758	3,597	3,369
Dealing profits	1,011	677	677
Other operating income	452	432	397
Total non-interest income	5,221	4,706	4,443
Operating income	11,360	10,248	9,605
Administration expenses - staff costs	(3,578)	(3,189)	(3,047)
Administration expenses - other	(2,181)	(2,135)	(1,900)
Depreciation and amortisation	(308)	(294)	(256)
Operating expenses	(6,067)	(5,618)	(5,203)
	5,293	4,630	4,402
Provisions for bad and doubtful debts	(1,149)	(850)	(817)
Provisions for contingent liabilities and commitments	(1)	1	1
Loss from joint ventures and associated undertakings	(9)	(10)	(8)
Operating profit	4,134	3,771	3,578
Restructuring charge	(171)	(232)	(232)
Woolwich integration costs	(89)	(7)	(7)
Woolwich fair value adjustments	(33)	(6)	(6)
Goodwill amortisation	(229)	(219)	(51)
Exceptional items	(4)	-	214
Profit on ordinary activities before tax	3,608	3,307	3,496
Earnings per ordinary share before restructuring charge, integration costs, Woolwich fair value adjustments, goodwill amortisation and exceptional items	174.1p	158.1p	164.0p
Post-tax return on average shareholders' funds (on a consistent basis with earnings per share above)	20.2%	21.2%	25.3%

The above results for 31st December 2001 and 2000 are based on the operating profit shown on page 10 before charging for costs directly associated with the integration of Woolwich plc, Woolwich fair value adjustments, goodwill amortisation and the restructuring charge.

The pro forma 2000 comparatives are based on the assumption that the acquisition of Woolwich plc took place on 1st January 2000. Further details of the pro forma adjustments are provided on page 13.

Woolwich fair value adjustments consist of £35m net interest charge (2000: £7m) and £2m of credit to operating expenses (2000: £1m).

FURTHER ANALYSIS AND PRO FORMA DISCLOSURE (CONTINUED)

Basis of preparation of further analysis of results

The further analysis of the results for 31st December 2001 and 2000 presents operating profit before the restructuring charge, costs associated with the integration of Woolwich plc, Woolwich fair value adjustments and goodwill amortisation. Barclays believes that identifying operating profit before charging these items assists in the understanding of underlying profit trends in the results.

Basis of preparation of pro forma results

In addition to the adjustments above, the acquisition of Woolwich plc on 25th October 2000 has had a material impact on the Group's results. Therefore, in order to facilitate the comparison of results in 2001 to those in 2000 pro forma results have been prepared for the year ended 31st December 2000 on the assumption that the acquisition of Woolwich plc, and the disposal of certain other businesses, had taken place on 1st January 2000.

Pro forma earnings per share and post-tax return on average shareholders' funds have been calculated on a similar basis to the pro forma results.

The pro forma results for the year ended 31st December 2000 have been prepared on the following basis:

Changes in accounting policies and accounting estimates
The results for Woolwich plc have been restated using Barclays Group accounting policies. This has resulted in mortgage incentives and software costs, previously capitalised and amortised, being expensed as incurred. The results for Woolwich plc have been adjusted to reflect the Barclays depreciation rates and other accounting estimates.

Adjustment to reflect net funding of the acquisition of Woolwich plc
Interest received has been reduced by £128m in the year to 31st December 2000 to reflect interest foregone had the cash element of the acquisition been paid on 1st January 2000. This is based on the assumption that the amount would have been deposited at the internal transfer price of cash, which is calculated based on an average of one-month sterling LIBOR over the period.

Results of businesses disposed of
The results of any businesses disposed of during 2000 by either Barclays or Woolwich plc have been eliminated, together with any profits or losses on disposal. Proceeds of £286m are assumed to have been received on 1st January 2000 and interest received adjusted on the same basis as for the funding adjustment above. Acquisitions and disposals in 2001 are not considered material and consequently no adjustment is made in the pro forma presentation.

Goodwill amortisation.
Amortisation of £206m per year based on goodwill balance of £4,121m over its estimated economic life of 20 years has been included in the pro forma accounts for 2000.

Costs of acquisition
Incremental costs incurred by Woolwich plc in relation to the acquisition have not been included.

Results by nature of income and expense

In order to provide a like for like comparison, pro forma results have been prepared for year ended 31st December 2000 and are set out on page 12 and also, where relevant, by category of income and expense as below.

Net interest income	2001 £m	2000 £m
Interest receivable	13,458	11,788
Interest payable	(7,354)	(6,635)
Profit on repurchase of loan capital	-	2
	6,104	5,155
Woolwich fair value adjustments	35	7
	6,139	5,162
Pro forma basis	6,139	5,542

On a pro forma basis, net interest income increased 11% (£597m), with strong growth in Barclaycard and Barclays Capital.

Personal Financial Services net interest income increased by 5% to £1,142m. This was driven by strong growth in deposit balances and by continued growth in consumer lending balances.

On a pro forma basis Woolwich net interest income remained stable at £851m, despite highly competitive market conditions. The contribution from lending activities improved and compensated for a reduction in retail deposit income, where margin pressure was particularly intense during the year.

Barclays Private Clients net interest income increased by 6% to £839m as average lending volumes increased by 16% and average deposits, primarily from UK affluent clients, increased by 6%. The benefit was partially offset by margin compression in deposits, due to reduced interest rates.

Barclaycard's net interest income increased by 20% to £820m. This was mainly as a result of good growth in average UK extended credit balances which rose 9% and improved cardholder rate management coupled with lower interest rates.

Business Banking net interest income rose 6% to £1,591m reflecting increased lending and deposit balances partly offset by a slight reduction in the overall margin. Average customer lending balances increased 9% and average customer deposit balances increased 6%.

Barclays Capital net interest income increased 33% to £682m. The growth in net interest income was mainly in money markets, which benefited from a favourable interest rate environment, and in structured capital markets.

Net interest income (continued)

Overall banking margins were 2.98% compared with 3.11% in 2000. The adverse impact on the margin of the acquisition of Woolwich plc was mitigated in part by the benefit of a gain on closure of a surplus hedge following the Woolwich acquisition. Increased margins in Barclaycard in part offset margin pressure in Personal Financial Services, Barclays Private Clients and Business Banking.

The benefit of free funds fell 0.06% to 0.45%. The fall in short term market rates increased the contribution to the net margin from the central management of Group interest rate exposure to 0.11% from 0.05%. The overall benefit of free funds on a hedged basis was flat at 0.56% (2000: 0.56%) as the increase in the effective rate of the hedge was offset by a reduction in the proportion of free funds to interest earning assets.

Yields, spreads and margins - banking business

Domestic business is conducted primarily in the UK in sterling. International business is conducted primarily in foreign currencies. In addition to the business carried out by overseas branches and subsidiaries, international business is transacted in the United Kingdom by Barclays Capital, mainly with customers domiciled outside the UK.

The yields, spreads and margins shown below have been computed on this basis, which generally reflects the domicile of the borrower. They exclude profits and losses on the repurchase of loan capital and the unwinding of the discount on vacant leasehold property provisions.

	2001	2000
Gross yield (i)	%	%
Group	**6.56**	7.09
Domestic	**7.10**	7.90
International	**5.38**	5.71
Interest spread (ii)		
Group	**2.53**	2.60
Domestic	**3.24**	3.54
International	**1.01**	1.01
Interest margin (iii)		
Group	**2.98**	3.11
Domestic	**3.77**	4.19
International	**1.24**	1.25
Average UK base rate	**5.12**	5.96

Notes

(i) Gross yield is the interest rate earned on average interest earning assets.

(ii) Interest spread is the difference between the interest rate earned on average interest earning assets and the interest rate paid on average interest bearing liabilities.

(iii) Interest margin is net interest income as a percentage of average interest earning assets.

Average interest earning assets and liabilities - banking business

	2001	2000
Average interest earning assets	£m	£m
Group	205,017	166,200
Domestic	141,087	104,845
International	63,930	61,355
Average interest bearing liabilities		
Group	182,435	147,367
Domestic	121,878	89,130
International	60,557	58,237

Net fees and commissions	2001	2000
	£m	£m
Fees and commissions receivable	4,223	3,689
Less: fees and commissions payable	(465)	(320)
	3,758	3,369
Pro forma basis	3,758	3,597

On a pro forma basis, net fees and commissions rose 4% with strong performances in Personal Financial Services, Barclaycard and BGI which were partially offset by reductions in Barclays Private Clients and Barclays Capital.

Personal Financial Services net fees and commissions increased by 8% to £525m mainly as a result of additional current account and overdraft lending activity, and higher income from fee-based Additions current accounts.

Woolwich net fees and commissions of £301m were at a similar level to 2000, on a pro forma basis. Income from IFA operations, increased by 17% to £89m, and fees were assisted by good volumes in mortgage related activities. Income from other business areas including unit trusts and life assurance reduced, mainly as a result of stock market volatility.

Barclays Private Clients net fees and commissions decreased by 1% to £576m primarily due to lower fund management and brokerage fees. Barclays Stockbrokers maintained its leading position in the UK retail market.

Barclaycard net fees and commissions increased by 11% to £581m, principally as a result of replacing UK annual account fees with fees based on account behaviour.

Business Banking net fees and commissions increased 6% to £833m. Lending related fee growth was driven by good activity levels in the large business market and by a strong fee income performance from Sales Financing. UK money transmission income fell, with higher volumes offset by lower fee levels as a result of strong competitive pressures. Foreign exchange related income increased strongly as a result of higher turnover.

In Barclays Capital, net fees and commissions fell 15% to £405m mainly due to lower financing volumes in syndicated loans. Primary bond fees increased compared to 2000 but were offset by lower primary loan fees in line with the fall in market volumes. Barclays Capital maintained its leading position in the European syndicated loan markets.

Barclays Global Investors net fees and commissions increased £70m or 16% to £505m. The increase was driven by a large increase in performance fees, as a result of strong active product performance, increased securities lending revenues, as well as higher transition fees due to increased business in client portfolio restructuring. Management fees remained at a similar level as revenues from net new client sales and cross-sales were offset by the impact of significantly lower market levels.

Personal Financial Services, Barclays Private Clients and Business Banking fees and commissions include £129m (2000: £120m) in aggregate in respect of foreign exchange income on customer transactions with Barclays Capital.

Dealing profits	2001	2000
	£m	£m
Rates related business	823	635
Credit related business	188	42
	1,011	677

Almost all of the Group's dealing profits arise in Barclays Capital.

Dealing profits rose 49% to £1,011m (2000: £677m). The strong performance was underpinned by increased customer business in Barclays Capital, with client transaction volumes increasing by 77% and improved contributions from the US and Europe. Growth was broadly spread across a range of markets and products, with major increases in government bonds, foreign exchange, interest rate derivatives and debt capital markets.

The growth in dealing profits was achieved with a 3% lower average daily value at risk (DVaR) 2001: £16.9m (2000: £17.5m). The reduction in market risk levels reflects the continued focus on risk management.

Total foreign exchange income for 2001 was £525m (2000: £388m) and consisted of revenues earned from both retail and wholesale activities. The foreign exchange income earned by Personal Financial Services, Woolwich, Barclays Private Clients, Barclaycard, Business Banking, Barclays Africa and Barclays Global Investors on customer transactions, both externally and with Barclays Capital, is reported in those business units within fees and commissions.

Other operating income	2001 £m	2000 £m
Dividend income from equity shares	8	14
Profits on disposal of investment securities	37	45
Income from the long-term assurance business	172	171
Property rentals	30	22
Premium income on insurance underwriting	158	126
Other income	47	19
	452	397
Pro forma basis	452	432

Other operating income increased by 14% to £452m.

Income from the long term assurance business was £172m (including £24m from Woolwich Life) compared with £171m (including £5m from Woolwich Life) in 2000. This income was restricted by lower stock market levels (£73m), and was partly offset by one-off benefits of £45m as a result of the Legal & General strategic alliance. From August 2001, the Group ceased to market its own life and pension products (and at that date the costs of the regulated sales force and field sales managers were no longer charged to the funds). Income from the sale of Legal & General products after that date is included in fees and commissions.

The result of the long term assurance business is after charging costs of £105m (2000: £146m) borne directly in the funds.

The unutilised amount of the redress provision in Barclays Life for customers who may have been mis-sold a personal pension is £47m at 31st December 2001 (2000: £80m). 8% of the cases originally identified for review remain to be settled.

Premium income on insurance underwriting increased to £158m (2000: £126m) predominantly benefiting from improved volumes relating to consumer lending and credit card borrowings.

Operating expenses

The Group manages operating costs on the basis of three distinct categories: strategic investment, revenue related and business as usual. In addition, goodwill amortisation, integration costs and restructuring costs are reported separately.

Costs are allocated to individual categories based on the following definitions:

Strategic investment costs relate to the development costs of an investment project which has either or both of the following features:

- it generates or enables new revenue streams or definable growth in revenue stream, or
- it generates or enables reduced costs.

Strategic investment costs exclude restructuring costs and project operating costs.

Revenue related costs are those costs which are directly associated with a corresponding change in revenues or profits. An increase or decrease in revenues or profits will lead to an increase or decrease in these costs.

Business as usual costs are those costs not classified as strategic investment or revenue related. This category includes operating costs of strategic projects, other projects not classified as strategic and volume related costs which are not revenue related.

Restructuring costs are those charges associated with the ongoing reorganisation and restructuring of the Group's operations as part of its cost reduction initiatives.

Integration costs are in respect of projects and initiatives associated with the acquisition of Woolwich plc and include expenditure to achieve cost savings and revenue synergies.

Operating expenses

Based on the above definitions the Group's costs are summarised in the following table on both an actual and pro forma basis:

	2001	2000 Pro forma	2000
	£m	£m	£m
Business as usual costs	4,729	4,496	4,166
Strategic investment costs	551	478	440
Revenue related costs	748	593	528
	6,028	5,567	5,134
Disposals and acquisitions	39	51	69
	6,067	5,618	5,203
Restructuring charge	171	232	232
Goodwill amortisation	229	219	51
Woolwich integration costs	89	7	7
Woolwich fair value adjustment	(2)	(1)	(1)
	6,554	6,075	5,492

On a pro forma basis operating expenses increased 8% to £6,554m.

Business as usual costs rose by 5% (£233m) to £4,729m on a pro forma basis, partly reflecting growth in Barclays Capital, Barclays Global Investors and £31m of costs relating to the UK regulated sales force and field sales managers which prior to the implementation of the strategic alliance with Legal & General were reported within the long term assurance fund. Excluding the impact of this change, business as usual costs rose by 4%.

Strategic investment costs increased by 15% (£73m) to £551m on a pro forma basis, with the largest increases being in Barclaycard, Barclays Private Clients and Barclays Capital. In Barclaycard this arose from recruitment in overseas territories and investment in IT infrastructure. In Barclays Private Clients, the increase supported the transformation programme. In Barclays Capital the rise was mainly in respect of product, client coverage and distribution capabilities.

Revenue related costs rose by 26% (£155m) to £748m on a pro forma basis, primarily reflecting higher performance related remuneration in line with profit growth in Barclays Capital and Barclays Global Investors.

Administrative expenses - staff costs	2001 £m	2000 £m
Salaries and accrued incentive payments	3,149	2,655
Social security costs	243	178
Pension costs	(17)	(31)
Post-retirement health care	-	1
Other staff costs	339	416
	3,714	3,219
Included above:		
Restructuring charge	(114)	(171)
Woolwich integration costs	(24)	(1)
Woolwich fair value adjustment	2	-
Excluding restructuring, integration costs and fair value adjustment	3,578	3,047
Pro forma basis	3,578	3,189

	2001	2000
Number of staff at period end:*		
Personal Financial Services**	24,900	23,400
Woolwich***	7,300	7,200
Barclays Private Clients****	11,000	10,800
Barclaycard	4,200	4,000
Business Banking	9,700	9,500
Africa*****	8,000	8,000
Barclays Capital	5,700	4,900
Barclays Global Investors	2,100	2,100
Other Operations	5,300	5,900
Head office functions	400	400
Group total world wide****	78,600	76,200
of which United Kingdom	59,200	57,000

* Staff numbers are on a full time equivalent basis and do not include temporary and agency staff of 4,600 (31st December 2000: 4,800) whose costs are included in staff costs.

** Includes 1,000 regulated salesforce and field sales managers and 100 administrative staff whose costs, following the strategic alliance with Legal & General from 1st August 2001, are included in administrative expenses - staff costs. Previously the costs were borne within the long term assurance fund. In 2000, the total related number of staff (1,000 regulated salesforce and field sales managers and 200 administration staff) are excluded from the comparatives above.

*** Includes Barclays Mortgages business and Woolwich plc business following the acquisition on 25th October 2000.

**** Excludes 500 administrative staff (31st December 2000: 900) whose costs are borne within the long term assurance fund.

***** Includes 900 staff on contracts previously not reported within permanent headcount. 2000 figures have been restated accordingly.

Depreciation and amortisation	2001	2000
	£m	£m
Property depreciation	105	85
Equipment depreciation	194	166
Loss on sale of equipment	9	4
	308	255
Goodwill amortisation		
- The Woolwich	206	38
- other	23	13
	537	306
Included above:		
Goodwill amortisation	(229)	(51)
Woolwich fair value adjustments	-	1
Excluding goodwill and fair value adjustments	308	256
Pro forma basis	308	294

The increase in goodwill amortisation - other relates to the Group's Brazilian operation, Banco Barclays SA (formerly Banco Barclays e Galicia SA), which has been accounted for as a subsidiary from 1st January 2001.

Provisions for bad and doubtful debts

The charge for the year in respect of bad and doubtful debts comprises:	2001 £m	2000 £m
Specific provisions		
New and increased	1,440	981
Releases	(133)	(91)
Recoveries	(142)	(113)
	1,165	777
General provision (release)/charge	(16)	40
	1,149	817
Pro forma basis	1,149	850

Total provisions for bad and doubtful debts at end of the year comprise:		
Specific provisions	1,971	1,593
General provisions	745	760
	2,716	2,353

The net provision charge rose 41% (£332m) to £1,149m. On a pro forma basis the increase in the net provision charge was 35%.

New and increased specific provisions increased by 47% (£459m) to £1,440m while releases and recoveries of £275m were £71m higher. During the year there was a £40m reclassification from general provision to specific provision in Personal Financial Services based on the introduction of a statistical methodology enabling earlier recognition of specific impairment. This is reflected as a new and increased specific provision and a release of general provision.

Within the overall increase in the provision charge, Business Banking and Barclays Capital accounted for 55% of this increase (on a pro forma basis). The current deterioration in economic conditions on the corporate sector, where there are smaller numbers of larger value lendings, has resulted in greater volatility in provisions in this sector. In the personal sector, Barclaycard provisions reflected the continued high levels of new customer recruitment, and in the rest of the sector, provisions growth was primarily as a result of increased lending volumes. There was an increase in new and increased provisions in the US, primarily relating to a small number of large loans. Increased levels of releases and recoveries were experienced by Business Banking and Barclays Capital in the second half of 2001.

The net provision charge for the period as a percentage of average banking loans and advances was 0.73% compared with 0.67% in 2000.

Provision coverage of total potential credit risk lendings decreased slightly to 52.9% compared with 54.5% at 31st December 2000.

Loss from joint ventures and associated undertakings

	2001 £m	2000 £m
Loss from joint ventures	(1)	(1)
Loss from associated undertakings	(8)	(7)
	(9)	(8)

The loss from associated undertakings in 2001 is attributable to start up costs of new ventures in Business Banking.

The loss from associated undertakings in 2000 largely arose in the Brazilian entity Banco Barclays SA (formerly Banco Barclays e Galicia SA). This business was consolidated as a subsidiary undertaking from 1st January 2001.

Exceptional items	2001 £m	2000 £m
(Loss)/profit on disposal of other Group undertakings	(4)	214

The net loss on disposal of Group undertakings includes goodwill written off of £7m. It represents losses of £19m offset by gains of £15m.

The profit in 2000 reflected primarily a £186m profit on the sale of the Dial business and £18m from the sale of Barclays Property Investment Limited.

Tax

The charge for the year assumes a UK corporation tax rate of 30% for the year 2001 (2000: 30.0%). The effective rate of tax is 28.0% (2000: 27.0%).

Included in the charge is £23m (2000: £48m) tax on the increase in the shareholders' interest in the long-term assurance fund.

There has been no change in the policy for partial provision for deferred taxation in respect of leasing.

Earnings per ordinary share

Earnings per ordinary share is based upon the results after deducting tax, profit attributable to minority interests and dividends on staff shares.

	2001	2000
Earnings in year	£2,465m	£2,473m
Earnings in year before restructuring, integration costs, goodwill amortisation, fair value adjustments and exceptional items	£2,895m	£2,483m
Weighted average of ordinary shares in issue	1,663m	1,514m
Calculation of adjusted earnings per share	pence	pence
Basic earnings per ordinary share	148.2	163.3
Restructuring charge	7.2	10.7
Integration costs	3.8	0.3
Goodwill amortisation	13.5	3.4
Woolwich fair value adjustments	1.2	0.4
Exceptional items	0.2	(14.1)
Adjusted earnings per share	174.1	164.0

Dividends on ordinary shares

The Board has decided to pay, on 26th April 2002, a second interim dividend for the year ended 31st December 2001 of 43.5p per ordinary share, for shares registered in the books of the Company at the close of business on 1st March 2002. Shareholders who have their dividends mandated to their bank or building society account will receive a consolidated tax voucher detailing the dividends paid in the 2002/2003 tax year in late October 2002.

For qualifying US and Canadian resident ADR holders, the second interim dividend of 43.5p per ordinary share becomes 174.0p per ADS (representing four shares). The ADR depositary will mail the dividend on 26th April 2002 to ADR holders on the record on 1st March 2002.

For qualifying Japanese shareholders, the second interim dividend of 43.5p per ordinary share will be distributed in mid May to shareholders on the record on 1st March 2002.

Shareholders may have their dividends reinvested in Barclays PLC shares by participating in the Barclays Dividend Reinvestment Plan. The plan is available to all shareholders, including members of Barclays Sharestore, provided that they do not live in or are subject to the jurisdiction of any country where their participation in the plan would require Barclays or The Plan Administrator to take action to comply with local government or regulatory procedures or any similar formalities. Any shareholder wishing to obtain details and a form to join the plan should contact The Plan Administrator by writing to The Plan Administrator to Barclays, PO Box 82, The Pavilions, Bridgwater Road, Bristol, BS99 7NH or by phoning 0870 702 0196. The completed form should be returned to The Plan Administrator on or before 5th April 2002 for it to be effective in time for the payment of the second interim dividend on 26th April 2002. Shareholders who are already in the plan need take no action unless they wish to change their instructions in which case they should write to The Plan Administrator.

Balance sheet

Capital resources	2001	2000
	£m	£m
Shareholders' funds	14,508	13,187
Minority and other interests	2,006	1,600
	16,514	14,787
Loan capital	8,115	6,370
	24,629	21,157

The Group manages actively both its debt and equity capital. Total capital resources increased in the year by £3,472m.

Shareholders' funds increased by £1,321m due to profit retentions.

The increase in minority and other interests reflects the issue by Barclays Bank PLC of US$750m (£520m) 7.375% Step-up Callable Perpetual Reserve Capital Instruments on 5th June 2001. This was offset in part by redemption of the outstanding Series D1 and D2 Non-cumulative Dollar denominated Preference shares at an aggregate cost of US$213m (£148m).

Loan capital rose by £1,745m primarily reflecting raisings of £2,499m offset by repayments of £715m.

Capital ratios

Weighted risk assets and capital resources, as defined for supervisory purposes by the Financial Services Authority, comprise:

	2001	2000
Weighted risk assets:	£m	£m
Banking book		
on-balance sheet	120,113	112,633
off-balance sheet	20,368	18,413
Associated undertakings and joint ventures	499	783
Total banking book	140,980	131,829
Trading book		
Market risks	7,801	6,440
Counterparty and settlement risks	10,092	8,771
Total trading book	17,893	15,211
Total weighted risk assets	158,873	147,040
Capital resources:		
tier 1 capital	12,443	10,547
tier 2 capital	8,397	6,619
tier 3 capital	392	331
Total gross capital resources	21,232	17,497
Less: supervisory deductions	(1,333)	(1,312)
Total net capital resources	19,899	16,185
	%	%
Tier 1 ratio	7.8	7.2
Risk asset ratio	12.5	11.0

Total Assets

The Group's balance sheet grew £40bn or 13% in the year to £357bn. Weighted risk assets rose by 8% to £159bn.

Within Business Banking, assets grew by 7% to £44bn in the year, with weighted risk assets increasing by 5% in the same period. Growth has been predominantly in lending to larger business customers.

Barclays Capital assets increased by 20% to £202bn during 2001, predominantly as a result of growth in the Rates businesses. There was an increase of £15bn in the balance of reverse repos and stock-lending assets, driven mainly by the prime brokerage business where collateralised customer inventory financing positions continued to grow. In addition, there were increases in the holdings of debt securities of £10bn mainly government debt. Total weighted risk assets increased by only 15% to £53bn, reflecting the relatively low weightings associated with government securities and reverse repos.

In the year, Woolwich total assets grew by 4% to £58bn, and weighted risk assets rose by 5% to £30bn. UK mortgage outstandings grew by 9% to £52bn.

Barclays Private Clients total assets of £13.7bn were 3% above the £13.4bn at the end of 2000.

Within Barclaycard total assets fell by £0.5bn in the year to £9.3bn. Weighted risk assets reduced by 2% to £9.4bn. The reduction reflected lower consumer lending balances.

Within Personal Financial Services total assets grew by 10% to £7.2bn. Weighted risk assets were 9% higher at £6.1bn due to growth in both current account overdrafts and consumer lending.

Personal Financial Services

Personal Financial Services provides a broad range of financial services to personal customers in the United Kingdom. It offers services and products to meet customers' individual requirements via an integrated range of delivery channels, comprising the branch network, cash machines, telephone banking and the internet.

Personal Financial Services works closely with other businesses in the Group, in particular Woolwich, Barclays Private Clients, Barclaycard and Business Banking.

	2001 £m	2000 £m
Net interest income	**1,142**	1,092
Net fees and commissions	**525**	488
Other operating income	**147**	126
Operating income	**1,814**	1,706
Operating costs	**(1,006)**	(1,010)
Provisions for bad and doubtful debts	**(310)**	(273)
Operating profit	**498**	423
Restructuring costs	**(13)**	(51)
Integration costs	**(33)**	-
Profit before tax and exceptional items	**452**	372

Personal Financial Services achieved a strong increase in operating profit, up 18% (£75m) to £498m (2000: £423m). Operating income increased by £108m (6%) to £1,814m (2000: £1,706m), while costs were held flat at £1,006m (2000: £1,010m).

Net interest income increased by £50m (5%) to £1,142m (2000: £1,092m). This was driven by strong growth in deposit balances, and by continued growth in consumer lending balances. Average asset and liability margins for the year were both slightly reduced, reflecting the lower interest rate environment.

Average savings balances increased 11% to £12.3bn (2000: £11.1bn), ahead of market growth. New products launched during 2001, such as the Regular Savings and Tracker Accounts, together with continued balance growth in e-savings, contributed to this strong performance. Improvements to current account products contributed to increased average current account credit balances, of 8%. The net inflow of current accounts totalled 120,000.

Average consumer lending balances increased by 7% to £4.7bn (2000: £4.4bn), below market growth, due to adopting a cautious risk assessment approach throughout the year. Asset quality has improved, with personal pricing on the Barclayloan product resulting in an increased proportion of better quality lending.

Net fees and commissions increased by £37m (8%) to £525m (2000: £488m) mainly as a result of additional current account and overdraft lending activity, and higher income from the fee-based Additions current account where the number of accounts increased by 16% to 1,219,000 (2000: 1,050,000).

Other operating income increased by £21m (17%) to £147m (2000: £126m). This was predominantly due to higher levels of payment protection insurance and underwriting which benefited from improved volumes relating to consumer lending and credit card borrowing.

Operating costs were maintained at £1,006m (2000: £1,010m) notwithstanding the growth in business volumes.

Provisions rose 14% (£37m) to £310m (2000: £273m). This increase included a one-off £20m charge in respect of interest previously held in suspense. Excluding this charge, provisions rose by 6% which was below the rate of growth of consumer lending balances and reflected the benefit of the increased use of personal pricing.

Barclays Open Plan was launched in a small part of the branch network in September 2001 and had already attracted 10,000 customers by 31st December 2001.

Woolwich

The Woolwich business comprises Woolwich plc and Barclays Mortgages, the UK mortgage and household insurance operations of Barclays. Woolwich is a predominantly UK-based business. It provides a wide range of personal financial services, including financial advice from one of the UK's largest independent financial advisory (IFA) teams.

	2001 £m	2000* £m
Net interest income	851	318
Net fees and commissions	301	77
Income from long-term assurance business	24	5
Other operating income	34	4
Operating income	1,210	404
Operating costs	(632)	(170)
Provisions for bad and doubtful debts	(76)	(4)
Profit from joint ventures	3	-
Operating profit	505	230
Restructuring costs	(3)	(4)
Integration costs	(46)	(7)
Fair value adjustments	(33)	(6)
Profit before tax and exceptional items	423	213

* Includes Barclays Mortgages business and operating profit of £70m in respect of Woolwich plc business from 25th October 2000 to 31st December 2000.

Pro forma profit and loss account for Woolwich plc and Barclays Mortgages

As set out on pages 12 and 13 the Group is presenting pro forma results. The analysis below is provided to assist in the understanding of the underlying trends. Unless indicated, the commentary that follows is based on pro forma results.

	2001 £m	2000 £m
Net interest income	851	850
Net fees and commissions	301	306
Income from long-term assurance business	24	34
Other operating income	34	16
Operating income	1,210	1,206
Operating costs	(632)	(613)
Provisions for bad and doubtful debts	(76)	(39)
Profit/(loss) from joint ventures	3	(2)
Operating profit	505	552
Restructuring costs	(3)	(4)
Integration costs	(46)	(7)
Profit before tax and exceptional items*	456	541

* The fair value adjustments detailed on page 12 are not reflected in this presentation.

Operating profit reduced by 9% to £505m (2000: £552m) primarily as a result of a reduced contribution from Barclays Mortgages, which was £62m lower than the previous year.

Net interest income was maintained at £851m (2000: £850m). The contribution from lending activities improved, benefiting from a strong second half and compensated for a reduction in retail deposit income, where margin pressure was particularly intense during the year.

Lending performance was strong with UK mortgage balances increasing 9% to £51.9bn. From April, Woolwich branded mortgages have been sold through the Barclays retail network. Gross mortgage advances increased during the year by 37% to £15.7bn, a market share of 9.8% relative to share of balances outstanding of 9%. Net lending on UK mortgages increased by 45% to £4.3bn, a market share of 7.8%, with the market share of net lending for the second half of the year in excess of 8%. Consumer finance lending balances have increased 32% to £1.5bn.

Net fees and commissions were £301m (2000: £306m). This primarily reflected a good performance from the IFA operations, where income for the year increased by 17% to £89m, and from growth in fees from mortgage related activities. Income from business areas, such as unit trusts and life assurance reduced mainly as a result of stock market volatility.

Operating costs were £632m, an increase of 3%. Revenue related costs increased £19m due to increased business volumes such as mortgages and IFA sales. Business as usual costs were held at £504m (2000: £500m).

Provisions for the year increased to £76m (2000: £39m), principally reflecting growth in consumer finance lending balances. In 2000, provisions were impacted by a provision release of £8m in Barclays Mortgages in the first half of the year.

During 2001 the number of Open Plan customers increased 76%, to 960,000 (2000: 544,000), with product penetration increasing slightly to 3.1 (2000: 3.0) products per customer. During the course of the year an increasing number of Open Plan recruits were new to the Woolwich.

Barclays Private Clients

Barclays Private Clients serves one million affluent and high net worth clients across thirty three countries worldwide, providing banking and asset management services.

The business continued its transformation programme to integrate the businesses that previously formed Wealth Management. This programme aims to deliver operational economies of scale and improved customer service and product capability built around a single relationship for the provision of banking and investment products.

	2001 £m	2000 £m
Net interest income	**839**	793
Net fees and commissions	**576**	579
Income from long-term assurance business	**148**	166
Other operating income	**18**	36
Operating income	**1,581**	1,574
Operating costs	**(925)**	(906)
Provisions for bad and doubtful debts	**(36)**	(23)
Operating profit	**620**	645
Restructuring costs	**(29)**	(41)
Integration costs	**(9)**	-
Profit before tax and exceptional items	**582**	604

Operating profit of Barclays Private Clients decreased by 4% to £620m (2000: £645m). This was due to significant strategic investment spend. Operating income was held at 2000 levels, despite difficult market conditions, due to the diversity of product, geography and client mix.

Net interest income increased by 6% to £839m (2000: £793m). Average lending volumes increased by 16% to £8.6bn (2000: £7.4bn) and average deposits, primarily from UK affluent clients, increased by 6% to £38bn (2000: £36bn). The benefit of increased balances was partially offset by margin compression in deposits, due to reduced interest rates.

Net fees and commissions decreased by 1% to £576m (2000: £579m) primarily due to lower fund management and brokerage fees. This was partially offset by commission income of £35m from the sale of Legal & General products. Average daily volumes in UK retail stockbroking decreased by 21% to 6,400 (2000: 8,100). Barclays Stockbrokers continued to maintain its leading UK position with market share of retail stockbroking, as measured by retail client orders, remaining at 11%.

Income from long term assurance, declined by 11% to £148m (2000: £166m). Lower stock market levels in the year resulted in a £70m negative impact on income. This was partly offset by one-off benefits such as the £45m gain from the Legal & General strategic alliance.

Operating costs increased 2% to £925m (2000: £906m). This includes £31m relating to the regulated sales force and field sales managers following the Legal & General strategic alliance, whose costs were previously borne within the long term assurance fund. Excluding this, total costs reduced 1%. Cost reduction and productivity improvement outweighed inflationary and volume related pressures, resulting in a 5% decrease in business as usual costs and revenue related costs in total to £830m. Strategic investment costs increased by £62m to £95m, supporting the transformation programme.

Total customer funds, which include assets under management and customer deposits, amounted to £88bn (2000: £95bn). Assets under management fell by £7bn to £50bn primarily due to the impact of falling stock markets and the transfer of assets under management following the Legal and General strategic alliance. Despite more difficult market conditions net new funds were flat.

Within total customer funds, Barclays Private Clients has £10bn (2000: £15bn) of assets under management relating to retail life and funds businesses.

The Legal & General strategic alliance is representative of Barclays Private Clients strategy of distributing best of breed investment products to customers. The launch of stakeholder pensions commenced in April 2001. The sale through Barclays distribution channels of protection and bond products commenced in August 2001 and of unit trusts and ISAs in September 2001. Legal & General product sales for the fourth quarter of 2001 (the first full quarter that Barclays distributed the full complement of Legal & General products) increased by 18% compared with similar product sales by Barclays Life and Barclays Funds over the same period in 2000.

Barclays Private Clients includes the Barclays Caribbean operation which signed an agreement in October 2001 to combine its retail, corporate and offshore banking operations with those of Canadian Imperial Bank of Commerce (CIBC) to create FirstCaribbean International Bank™. Further details are on page 53.

Barclaycard

Barclaycard is a leading credit card business in Europe. In addition to its operations in the United Kingdom, Germany, France, Spain and Greece, it also operates in Africa and the Caribbean. It offers a full range of credit card services to individual customers, together with card payment facilities to retailers and other businesses.

	2001 £m	2000 £m
Net interest income	820	685
Net fees and commissions	581	524
Operating income	1,401	1,209
Operating costs	(473)	(439)
Provisions for bad and doubtful debts	(370)	(304)
Loss from joint ventures	(3)	(2)
Operating profit	555	464
Restructuring costs	(8)	(4)
Profit before tax and exceptional items	547	460

Operating profit of Barclaycard increased by 20% to £555m (2000: £464m). The improved performance benefited from the application of Information Based Customer Management techniques, which allow pricing and features to be responsive to customer needs. A greater insight into the behaviours of customers has allowed Barclaycard to develop targeted offers, which has increased the revenue per customer, whilst reducing the cost of acquisition of new business.

Net interest income increased by 20% to £820m (2000: £685m). This was mainly as a result of good growth in average UK extended credit balances which rose 9% to £6.0bn (2000: £5.5bn), and improved cardholder rate management coupled with lower interest rates. Recruitment of UK customers reached 763,000 (2000: 740,000), aided by the Barclaycard Premiership sponsorship and in spite of lower balance consolidation activity.

Fees and commissions increased by 11% to £581m (2000: £524m), principally as a result of replacing UK annual account fees with fees based on account behaviour.

Operating costs increased 8% to £473m (2000: £439m). Strategic investment costs increased 31% to £77m (2000: £59m) arising from further recruitment of customers outside the UK and investment in capacity to facilitate the growing number of on line users which rose 68% during 2001. Business as usual costs increased by 2% to £383m, despite fraud losses rising by 22%.

Provisions increased by 22% to £370m (2000: £304m). This was mainly attributable to growth in lending across the UK and international businesses and the continuing high levels of recruitment during the last two years.

Barclaycard's international businesses recorded an operating loss of £19m (2000: loss £26m) reflecting the continued cost of business expansion. The improved performance was driven by a 38% rise in average extended credit balances and a 48% increase in total income. Total cards issued in continental Europe grew 7% to 1.25m during 2001.

Business Banking

Business Banking provides relationship banking to the Group's small, medium and large business customers in the United Kingdom. Customers are served by a network of relationship and specialist managers who provide local access to an extensive range of products and services, as well as offering information and support. Customers are also offered access to business centres in mainland Europe and the United States.

Market share was maintained at around one quarter of small and medium businesses in the United Kingdom, despite a fall in both the number of start ups and in the overall business stock.

Non-banking services are provided to customers through Barclays B2B, which delivers business services such as smart-sourcing targeted at customers with an annual turnover of over £100m up to £1bn.

	2001 £m	2000 £m
Net interest income	1,591	1,503
Net fees and commissions	833	787
Other operating income	(4)	(7)
Operating income	2,420	2,283
Operating costs	(1,047)	(1,055)
Provisions for bad and doubtful debts	(210)	(120)
Loss from associated undertakings	(11)	(6)
Operating profit	1,152	1,102
Restructuring costs	(31)	(59)
Integration costs	(1)	-
Profit before tax and exceptional items	1,120	1,043

Operating profit increased 5% (£50m) to £1,152m (2000: £1,102m).

Net interest income rose 6% to £1,591m reflecting increased lending and deposit balances partly offset by a slight reduction in the overall margin. Average customer lending balances increased 9% to £40.9bn (2000: £37.5bn) and average customer deposit balances increased 6% to £42.4bn (2000: £40bn).

Lending growth was focused towards higher quality. This was reflected in strong lending growth to large business customers and also through steady volumes of lending to medium and small business customers. The Sales Financing product range, which includes factoring and invoice discounting, saw rapid growth in turnover, up 55% as a result of investment in this area, while Barclays Asset Finance direct new business volumes were up over 20%.

UK lending margins continued to reduce, reflecting the focus of growth in higher quality lending. The overall deposit margin remained broadly unchanged.

Net fees and commissions increased 6% to £833m. Lending related fees growth was driven by good activity levels in large business with a strong fee income performance from Sales Financing. UK money transmission income continued to fall, with higher volumes offset by lower fee levels as a result of strong competitive pressures. Foreign exchange related income increased strongly as a result of higher turnover.

The use of Businessmaster continues to increase with over 70% of large business customers and over 50% of medium business customers registered for the service. Businessmaster allows customers direct access to account information and provides a facility to make same day and international payments. In Small Business, over 35% of customers were registered to use the Online Banking system at the end of December 2001.

Operating costs fell 1% compared to 2000. Strategic investment costs were maintained at £98m (2000: £97m) and were focused towards the development of new customer value propositions and improving efficiency. Operating costs included the £36m (2000: £32m) total operating costs of Barclays B2B and £9m of costs of Banco Barclays SA (formerly Banco Barclays e Galicia SA) which was consolidated as a subsidiary from 1st January 2001, having been previously reported as an associated undertaking.

Provisions increased, as expected, to £210m (2000: £120m) from relatively low levels in 2000. This reflected weaker economic conditions especially in the manufacturing sectors.

Barclays Africa

Barclays Africa provides banking services to personal and corporate customers in North Africa, sub-Saharan Africa and islands in the Indian Ocean. It operates a diversified portfolio of banking operations in Botswana, Egypt, Ghana, Kenya, Mauritius, Seychelles, South Africa, Tanzania, Uganda, Zambia and Zimbabwe.

	2001 £m	2000 £m
Net interest income	180	181
Net fees and commissions	130	126
Other operating income	6	7
Operating income	316	314
Operating costs	(158)	(157)
Provisions for bad and doubtful debts	(25)	(47)
Operating profit	133	110
Restructuring costs	(7)	(16)
Profit before tax and exceptional items	126	94

Operating profit increased £23m (21%) to £133m (2000: £110m), primarily as a result of a £22m reduction in the net provision charge to £25m (2000: £47m).

Net interest income was at a similar level to last year. Total average customer lending balances increased 3% to £1.3bn. Total average customer deposit balances increased £67m (3%), to £2.2bn. Margins decreased due to increased competitive pressures.

Net fees and commissions increased 3% to £130m (2000: £126m) through increased activity levels following the introduction of new personal product offerings.

Operating costs increased 1% to £158m (2000: £157m) including costs to establish new branch operations in Tanzania.

Barclays Capital

Barclays Capital conducts the Group's investment banking business. As the Group's principal point of access to the wholesale markets, it provides corporate, institutional and government clients with solutions to their financing and risk management needs.

The Barclays Capital business model is distinctive. It focuses on a broad span of financing and risk management services in the interest rate, foreign exchange, commodities and credit markets combined with capabilities in equities. Activities are split between two areas: Rates which includes fixed income, foreign exchange, derivatives, commodities and money markets sales, trading and research, prime brokerage and equities; and Credit which includes origination, sales, trading and research relating to loans, debt capital markets and structured capital markets, and private equity.

Barclays Capital manages wholesale client relationships, having integrated the larger corporate and institutional businesses, which previously operated out of Corporate Banking. This has extended the client base in Europe, Latin America and the Middle East and is enabling the delivery of a wider product range across the wholesale markets.

	2001	2000
	£m	£m
Net interest income	**682**	512
Dealing profits	**1,006**	680
Net fees and commissions	**405**	474
Other operating income	**53**	39
Operating income	**2,146**	1,705
Operating costs	**(1,322)**	(1,064)
Provisions for bad and doubtful debts	**(139)**	(66)
Operating profit	**685**	575
Restructuring costs	**(23)**	(2)
Profit before tax and exceptional items	**662**	573

Barclays Capital continued to grow operating profits and fund significant investment during the year while improving the cost income ratio to 61.6% (2000: 62.4%). The proportion of revenues derived from outside the UK continued to increase and overall has grown by 11% to 50%.

Operating profit increased 19% (£110m) to £685m (2000: £575m) with both the Rates and Credit businesses performing well. Operating income growth of 26% reflects increased volumes of transactions for customers and good market conditions.

Net interest income increased 33% to £682m (2000: £512m). The growth in net interest income was mainly in money markets, which benefited from a favourable interest rate environment, and in structured capital markets. Corporate lending continues to be tightly managed, with an overall decline in the credit portfolio of 7% to £14bn.

Dealing profits rose 48% to £1,006m (2000: £680m). The strong performance was underpinned by increased customer business, with client transaction volumes increasing by 77% and improved contributions from the US and Europe. Growth was broadly spread across a range of markets and products, with major increases in government bonds, foreign exchange, interest rate derivatives and debt capital markets.

The growth in operating profits was achieved with a 3% lower average daily value at risk (DVaR) 2001: £16.9m (2000: £17.5m). The reduction in market risk levels reflects the continued focus on risk management and the benefit of the portfolio effect which arises from conducting a broader span of activities.

Net fees and commissions fell 15% to £405m (2000: £474m) mainly due to lower financing volumes in syndicated loans. Primary bond fees increased compared to 2000 but were offset by lower primary loan fees in line with the fall in market volumes. Barclays Capital maintained its leading position in the European syndicated loan markets. Net fees and commissions include £61m (2000: £81m) internal fees for structured capital markets activities.

Operating costs rose 24% to £1,322m (2000: £1,064m) largely due to variable revenue related costs increasing in line with performance. Business as usual costs grew 7% as a result of a 16% rise in headcount and higher trading volumes. Staff costs were maintained at 52% of total operating income less provisions (2000: 50%). There was increased strategic investment costs mainly in respect of product, client coverage and distribution capabilities. The results of the expanded business include an increased proportion of variable revenue related costs giving greater flexibility for the future.

Provisions increased to £139m (2000: £66m), reflecting greater uncertainty in certain sectors in the US and UK.

Barclays Global Investors

Barclays Global Investors (BGI) is the world's largest institutional asset manager, with offices in eight countries. BGI provides active, enhanced index and index strategies and manages assets for clients worldwide. BGI's investment philosophy focuses on managing all dimensions of performance: return, risk and cost. BGI's strategies are complemented by a range of value chain services that enhance investors' total portfolio returns, including cash management, securities lending and transition management.

	2001 £m	2000 £m
Net interest income	5	6
Net fees and commissions	505	435
Other operating income	(1)	(1)
Operating income	509	440
Operating costs	(437)	(381)
Loss from associated undertakings	(1)	-
Operating profit before tax and exceptional items	71	59

Operating profit increased 20% to £71m in a year of significantly lower stock market levels. The diversity of revenue mix has sustained growth in profits during this year's economic downturn and difficult market environment.

Net fees and commissions increased £70m (16%) to £505m (2000: £435m). The increase was driven by a large increase in performance fees as a result of strong active product performance, increased securities lending revenues as a result of increases in stock lending volumes and spreads, and by higher transition fees due to increased business in client portfolio restructuring. Management fees remained at a similar level as revenues from net new sales and cross-sales were offset by the impact of significantly lower market levels.

Operating costs increased £56m (15%) to £437m (2000: £381m), primarily reflecting higher performance related staff costs.

Total assets under management fell 4% to £530bn (2000: £550bn). This was the net result of increases of £42bn attributable to net new business, £15bn due to exchange rate translation movements and a reduction of £77bn attributable to adverse market movements. Assets under management consisted of £438bn of indexed funds and £92bn under advanced active management.

During 2001 BGI launched 40 Exchange Traded Funds (ETFs) globally bringing total ETFs to 104 at 31st December 2001 with assets of £14.8bn and a global market share of nearly 20%. BGI have received awards for its web capabilities reflecting its progress in developing internet-based client service, transaction and reporting capabilities.

Other operations

Property costs includes Barclays Group Property Services, which is responsible for the management of the majority of the Group's operational premises and property related services. Property costs also include the central administration of certain operational properties.

Central services primarily comprises Service Provision, which provides central information technology services, and certain activities which support the operating businesses.

Within Management of Group capital are certain central items including residual balances arising from centrally managed transition businesses.

The Group maintains hedges with respect to its capital and its current account balances, which are designed both to reduce the impact of short-term interest rate fluctuations on profits and to increase profitability over the interest rate cycle. The hedges increase profitability when average short-term interest rates are lower than average medium-term interest rates and depress profitability when average short-term interest rates are higher than average medium-term interest rates. Earnings on centrally held Group capital are allocated to business groups on the basis of economic capital.

	2001	2000
	£m	£m
Property costs	15	28
Central services	(38)	(26)
Management of Group capital*	7	15
Operating (loss)/profit	(16)	17
Restructuring costs	(52)	(44)
Loss before tax and exceptional items	(68)	(27)

* Management of Group capital is after charging £61m (2000: £81m) internal fees for structured capital markets activities arranged by Barclays Capital.

Within Property costs, the reduced property surplus in 2001 includes decreased disposal activity.

The increased deficit in Central services reflects additional investment in core technology and operational infrastructure.

The decreased surplus in Management of Group capital is attributable to reduced credits arising in centrally managed transition businesses and lower internal fees.

Head office functions

Head office functions comprise all the Group's central costs, including the Group executive, Group finance, corporate communications, human resources, corporate planning, audit, marketing, legal, corporate secretariat, public policy and risk. Costs incurred wholly on behalf of the business units are recharged to them.

	2001	2000
	£m	£m
Operating costs	(69)	(47)
Restructuring costs	(5)	(11)
Total	(74)	(58)

The increase in operating costs reflects expenditure on Group initiatives, the cost of which is held centrally.

Restructuring charge

	2001 £m	2000 £m
Staff costs	114	171
Administrative expenses - other	57	61
	171	232

Total restructuring charge of £171m, primarily relates to other operations (£52m), Business Banking (£31m), Barclays Private Clients (£29m) and Barclays Capital (£23m). Expenditure of £91m was incurred during the year against the provisions raised as at 31st December 2000 and £86m in respect of the 2001 programme. Accrued provision at 31st December 2001 amounted to £130m (31st December 2000: £132m).

Woolwich integration costs

	2001 £m	2000 £m
Staff costs	24	1
Administration expenses - other	65	6
	89	7

Total integration costs, including those incurred in 2000 in respect of the acquisition of Woolwich plc, are expected to be in the order of £200m by the end of 2003.

Woolwich integration synergies

	2001 £m
Actual synergies achieved in the year ended 31st December 2001 were as follows:	
Gross revenue synergies	49
Attributable operating costs	(22)
Net revenue synergies	27
Cost savings	41
Avoided costs*	43
Total pre-tax effect	111

* *Avoided costs are primarily strategic investment costs which are not required due to the acquisition and integration of Woolwich plc.*

The Group expects to realise pre-tax synergies of at least £400m per annum from 1st January 2004. This is represented by pre-tax annual cost savings of at least £150m and pre-tax revenue synergies, net of attributable costs, of at least £250m. Pre-tax cost and revenue synergies totalling £111m have been achieved in 2001.

Revenue synergies do not include the following which are of a one-off nature relating to 2001. £29m arising from the closure of surplus hedge positions in Personal Financial Services and Barclays Private Clients which were no longer required following the acquisition of Woolwich plc and £24m relating to the restructuring of the Life Funds.

In addition the Group achieved related tax savings totalling £32m.

Shareholder Value

Barclays is focused on delivering superior value creation for shareholders through creation and delivery of superior products and services to customers. Barclays uses value-based management (VBM) to align management decision taking at all levels with the interests of its shareholders.

Through VBM, Barclays has a disciplined focus on strategy development and business planning to realise sustainable competitive advantage. Group businesses undertake strategy development based on generation of alternative business models to enable identification and selection of the value-maximising alternatives.

In order to manage for value, demanding performance goals have been established which are explicitly linked to shareholder value and are consistent with being a top quartile performer. These performance goals are now specified in terms of three primary measures of shareholder value performance - total shareholder return relative to peers, absolute value goal performance and economic profits.

Total Shareholder Return

Total shareholder returns are defined as the combination of share price appreciation and dividend yield realised by investors. The goal is to achieve and sustain top quartile total shareholder return relative to the Group's peers*.

We believe relative total shareholder return performance is the best way of evaluating the Group's performance against selected competitors, and is the best external measure of shareholder value creation.

In 2001 Barclays was in the top quartile, producing total shareholder return significantly above the average for the Group's peer group* (13% increase versus average decrease of 2%). Since this financial performance measure was adopted in January 2000, total shareholder return for the two years ended 31st December 2001 was 37%. This places the Group in the top quartile relative to our peer group*, whose total shareholder return was 19% over the same period.

Absolute value goal

As well as judging performance relative to the Group's peer group, we have set ourselves an absolute value goal. Our aim in this is to make £100 invested in Barclays at the beginning of January 2000 generate a further £100 for the investor by the end of 2003, from a combination of share price growth and dividends.

£100 invested in Barclays at the beginning of 2000 was worth £137 at the end of 2001. This derives from a 28% increase in the share price (from £17.82 to £22.75), plus re-invested dividend payments across the two years of 113.5p.

* Abbey National, ABN Amro, Alliance & Leicester, Citigroup, HBOS, HSBC, Lloyds TSB, Prudential, Royal Bank of Scotland, Standard Chartered and UBS.

Economic Profit and Economic Capital

The Group's performance goals also require that economic profit is doubled over the period 2000 to 2003 inclusive. If this is achieved then it is believed that shareholders have the best opportunity of having their investment in Barclays doubled over the same period.

Economic profit is the post-tax attributable profit generated by a business over and above the cost of capital. The Group's goal is to double the economic profit of the Group over four years, consistent with its relative total shareholder return and value goals.

The cumulative economic profit required to achieve the Group's goal of doubling economic profit over four years, using 1999 as a base year, is £6.1bn between the years 2000 and 2003 inclusive. This represents a 19% compound annual growth rate (CAGR). At the end of 2001, the Group generated £2.7bn cumulative economic profit, which is ahead of the goal which requires £2.5bn of cumulative economic profit at this stage in the four year period.

	2001 £m	2000 £m
Profit after tax and minority interests (excluding goodwill amortisation)	**2,689**	2,524
Average shareholders' funds	**14,546**	10,131
Post tax cost of equity	**10.5%**	11%
Cost of average shareholders' funds*	**(1,446)**	(1,095)
Economic profit	**1,243**	1,429

* The cost includes a charge for purchased goodwill. A post tax cost of equity of 8.5% has been used for Woolwich plc goodwill.

Economic profit for the Group is defined as profit after tax and minority interests excluding goodwill amortisation, less a charge for the cost of average shareholders' funds (which includes purchased goodwill). This is calculated using a capital asset pricing model. The cost of equity includes estimates of the future equity market risk premium of 4.5% and the relative risk of Barclays shares compared to the FTSE, measured by beta. A forward looking beta of 1.2 has been used. The cost of average shareholders' funds in 2001 was 10.5%, down from 11% in 2000, primarily as a result of lower overall interest rates.

The quantum of economic capital, which is distinct from regulatory capital, is derived from an estimate of risk, based on contribution to overall Group volatility. Each business group is charged for its use of economic capital. The cost of economic capital is deducted from profit after tax and minority interests to arrive at economic profit. The use of economic capital is an integral part of value-based management.

Economic capital and economic profit by business are set out below:

	Average economic capital	
	2001	2000
	£m	£m
Personal Financial Services	1,300	1,200
Woolwich*	900	300
Barclays Private Clients	800	800
Barclaycard	1,000	1,000
Business Banking	2,500	2,200
Africa	200	200
Barclays Capital	1,900	1,700
Barclays Global Investors	100	100
Other operations	500	600
Head office functions	-	-
Average economic capital	9,200	8,100
Goodwill**	4,600	1,200
Variance to average shareholders' funds***	700	800
Total average shareholders' funds	14,500	10,100

* Average economic capital for Woolwich includes capital attributable to Barclays Mortgages business and for Woolwich plc from 25th October 2000.

** The movement in average goodwill (which is stated gross of any amortisation) primarily reflects the acquisition of Woolwich plc on the 25th October 2000.

*** The variance to average shareholders' funds represents the variance between average economic capital by business and average shareholders' funds.

The Business Banking average economic capital allocation increased by £300m to £2,500m as a result of growth in the lending book and the impact in the second half of the year of the global economic slow-down. The average economic capital movement was in line with the risk tendency increase.

	Economic profit	
	2001	2000
	£m	£m
Personal Financial Services	192	132
Woolwich	165	112
Barclays Private Clients	348	355
Barclaycard	253	214
Business Banking - operating	483	486
- sale of subsidiary	-	186
Africa	44	28
Barclays Capital	223	172
Barclays Global Investors	38	21
Other operations	(23)	(72)
Head office functions	(31)	(39)
Economic profit	1,692	1,595
Goodwill****	(403)	(114)
Variance to average shareholders' funds	(46)	(52)
Economic profit	1,243	1,429

**** Cost of equity charge on purchased goodwill.

Risk tendency

	2001 £m	2000 £m
Personal Financial Services	270	240
Woolwich	115	95
Barclays Private Clients	45	45
Barclaycard	375	300
Business Banking	260	215
Africa	30	20
Barclays Capital	150	115
	1,245	1,030

The Group uses a credit risk measurement system which estimates the cost of credit by different customer categories. The approach, which applies to both business and personal sector lendings, estimates losses over the next twelve months from the balance sheet date and is termed Risk Tendency.

It was initially used primarily to aid the Group's understanding of the credit quality of the lending portfolio. As confidence has been gained in the measure it has been used to inform a wider range of decisions for example pricing policy, provisioning and portfolio management. The system relies on a series of models which assess the probability of customer default, the probable customer exposure at the time of default and the probable level of loss. A consistent approach is used across the organisation. Model outputs are a way of assessing what might happen in the future based on past experience.

A number of different models are used in the risk tendency calculation reflecting the diversity of the portfolio. They are being improved constantly as the Group collects more data and deploys more sophisticated techniques. The Group believes that each change will have a minor impact on the total result but should lead to better estimates over time.

When first developed the models were calibrated to estimate the average loss rate over an economic cycle, as customer relationships tend to last many years. Experience has shown some difficulties with this approach. Consequently, the basis of Risk Tendency has been developed to allow greater use in pricing and portfolio management and to overcome the issues surrounding estimating the length and amplitude of an economic cycle. As a result, default probabilities will be estimated for the forthcoming twelve months. As 2000 was a relatively neutral economic year in the UK the change in focus of the calculation should not result in a significant difference in the result.

The Risk Tendency number should not be regarded as a forecast of the next twelve months provisions. Risk Tendency is calculated on the existing fully performing credit portfolio as at the calculation date, a subset of the total portfolio. Risk Tendency does not forecast next year's provisions relating to non-performing loans. Risk Tendency does not make any allowance for growth or change in the composition of the loan book post the reporting date.

ADDITIONAL INFORMATION

CHANGES IN REPORTING OF GROUP STRUCTURE IN 2001

During 2000, significant changes were made to the Group's organisational structure, moving from five major business groups to an organisation based on strategic business units (SBUs), which are supported by shared services. Each SBU has been tasked with identifying and implementing value-maximising strategies, and achieving these by creating advantage for customers through superior products and services.

From 1st January 2001, for reporting purposes, the SBUs have been organised into the following business groups:

- Personal Financial Services (previously UK Personal Customers)
- Woolwich
- Barclays Private Clients (previously Wealth Management)
- Barclaycard
- Business Banking
- Africa
- Barclays Capital
- Barclays Global Investors

Group structure changes from 2000

The figures in the business group analyses have been restated to take account of the following changes relative to 2000:

Retail Financial Services is presented as three separate business groups for reporting purposes - Personal Financial Services, Woolwich and Barclays Private Clients.

The Masterloan consumer lending business, the Investment Management business and Barclays mortgage business were all part of UK Personal Customers. The Masterloan business is now part of Barclaycard, the Investment Management business is now part of Barclays Private Clients and the Barclays mortgage business is now part of Woolwich. UK Small Business is now reported within Business Banking and Africa (including Egypt) is reported separately.

The wholesale clients within the UK and international large commercial banking businesses previously reported within Corporate Banking are now managed by and reported within Barclays Capital.

The majority of central and head office costs have been re-allocated to the business groups based on the utilisation of the services supplied.

Operating profit for business groups includes allocations of earnings on centrally held group capital based on economic capital. These were previously allocated on the basis of regulatory capital.

ACQUISITIONS AND DISPOSALS

During 2001 the Group increased its shareholding in Banco Barclays SA (formerly Banco Barclays e Galicia SA) from 50% to over 99%. The entity has been consolidated as a subsidiary undertaking since 1st January 2001.

Details of disposals are set out under exceptional items on page 27.

ADDITIONAL INFORMATION

ACCOUNTING POLICIES

There have been no significant changes to the Group's accounting policies following the adoption in 2001 of Financial Reporting Standard 18 'Accounting Policies'.

There have been no other significant changes to the accounting policies as described in the 2000 Annual Report.

Financial Reporting Standard 19 'Deferred Tax' and Financial Reporting Standard 17 'Retirement Benefits' will be fully effective for the years ending 31st December 2002 and 2003 respectively.

CHANGES IN ACCOUNTING PRESENTATION

Barclays Capital operating profit now includes internal fees received from management of Group capital in relation to structured capital market activities.

Operating profit for business groups includes allocations of notional interest based on economic capital. For geographic analysis of the profit before tax, earnings on capital were allocated on the basis of the geographic location of capital. Previously earnings on capital were allocated on the basis of regulatory capital.

Credit risk and country risk provisions for bad and doubtful debts are reported in total having previously been shown separately. Country risk provisions are now included in the coverage ratios for potential credit risk lendings.

Credit derivatives are now reported separately having previously been incorporated within the interest rate category.

Following the strategic alliance with Legal & General, costs relating to the regulated salesforce and field sales managers have been included in staff costs and their headcount included in Group staff numbers with effect from 1st August 2001. Prior to that date these costs were borne within the long term assurance fund and their headcount excluded from Group staff numbers. Costs have increased by £31m in 2001 as a result of this change.

There have been no other changes in accounting presentation from that reflected in the 2000 Annual Report.

GROUP SHARE SCHEMES

The trustees of the Group's share schemes may make purchases of Barclays PLC ordinary shares in the market at any time or times following this announcement of the Group's results for the purposes of those schemes' current and future requirements. The total number of ordinary shares purchased would not be material in relation to the issued share capital of Barclays PLC.

ADDITIONAL INFORMATION

RECENT DEVELOPMENTS

As announced on 31st October 2001, Barclays and Canadian Imperial Bank of Commerce ('CIBC') have signed an agreement to combine their retail, corporate and offshore banking operations in the Caribbean to create FirstCaribbean International Bank™ ('FirstCaribbean'). Implementation of the combination is subject to, among other things, the receipt of certain approvals from government and regulatory authorities and shareholders of CIBC West Indies Holdings Limited ('CWIHL') and CIBC Bahamas Limited. The transaction is expected to be completed during the first half of 2002. Barclays will account for its interest in FirstCaribbean as an associated undertaking under UK accounting standards. At the time the transaction was announced, it was expected to result in an economic profit for Barclays in the region of £250m in respect of the disposal of its share of its existing Caribbean operations which will be recognised in the statement of total recognised gains and losses and goodwill of around £175m to arise in Barclays on the acquisition of its share of CWIHL. No significant change is currently expected to those amounts, except to the extent goodwill alters due to fair value adjustments, exchange rate movements and transaction costs. The transaction is expected to increase Barclays Tier 1 capital ratio and, going forward, to have a positive impact on earnings before goodwill and fair value amortisation, primarily as a result of synergies.

On 1st November 2001, Barclaycard and Xansa (an IT services company) announced their intention to create a strategic alliance to deliver IT services to Barclaycard. Around 450 Barclaycard employees have transferred to Xansa from 1st February 2002.

Barclays announced on 28th November 2001 that it has signed an agreement with Canary Wharf Limited to develop a new headquarters building in Docklands to bring together the majority of the non-branch employees who are currently based in the City and West End of London.

Barclays will be seeking shareholder approval at the AGM on 25th April 2002 for the subdivision of each Barclays PLC ordinary share of £1 each (issued and unissued) into four ordinary shares of 25p each. If approved, this share split would be implemented as soon as practicable after the AGM.

NOTES

1. Loans and advances to banks	2001 £m	2000 £m
Banking business:		
United Kingdom	7,116	3,345
Other European Union	2,278	2,042
United States	930	2,056
Rest of the World	1,924	2,153
	12,248	9,596
Less - provisions	(52)	(40)
	12,196	9,556
Trading business	35,693	27,345
Total loans and advances to banks	47,889	36,901

Of the total loans and advances to banks, placings with banks were £39.5bn at 31st December 2001 (2000: £32.7bn). Placings with banks include reverse repos of £32.0bn (2000: £26.1bn). The majority of the placings have a residual maturity of less than one year.

2. Loans and advances to customers	2001 £m	2000 £m
Banking business:		
United Kingdom	124,254	115,314
Other European Union	10,708	10,203
United States	6,614	6,376
Rest of the World	7,416	8,950
	148,992	140,843
Less - provisions	(2,664)	(2,313)
- interest in suspense	(75)	(93)
	146,253	138,437
Trading business	34,240	23,198
Total loans and advances to customers	180,493	161,635

Total loans and advances to customers include reverse repos of £29.7bn (2000: £20.3bn).

3. Provisions for bad and doubtful debts

	2001 £m	2000 £m
Provisions at beginning of year	2,353	1,983
Acquisitions and disposals	46	119
Exchange and other adjustments	(1)	4
Amounts written off		
United Kingdom	(814)	(595)
Other European Union	(36)	(45)
United States	(94)	(26)
Rest of the World	(29)	(17)
	(973)	(683)
Recoveries (analysed below)	142	113
Sub-total	1,567	1,536
Provisions charged against profit:		
New and increased specific provisions		
United Kingdom	1,157	843
Other European Union	35	35
United States	173	27
Rest of the World	75	76
	1,440	981
Less: Releases of specific provisions		
United Kingdom	(87)	(55)
Other European Union	(10)	(17)
United States	(10)	(6)
Rest of the World	(26)	(13)
	(133)	(91)
Less: Recoveries		
United Kingdom	(106)	(100)
Other European Union	(5)	(6)
United States	(27)	(4)
Rest of the World	(4)	(3)
	(142)	(113)
Net specific provisions charge	1,165	777
General provision - (release)/charge	(16)	40
Net credit risk charge to profit	1,149	817
Provisions at end of year	2,716	2,353

Total provision for bad and doubtful debts at end of period comprise:

	2001 £m	2000 £m
Specific		
United Kingdom	1,605	1,343
Other European Union	89	112
United States	89	20
Rest of the World	188	118
Total specific provisions	1,971	1,593
General provisions	745	760
	2,716	2,353

The geographic analysis of provisions shown above is based on location of office recording the transaction. The 2001 totals reflect a £40m UK specific provision charge within the Personal Financial Services lending book based on the introduction of a statistical methodology which enables the earlier recognition of specific impairment. There has been a corresponding release of UK general provision.

4. Other assets

	2001 £m	2000 £m
Own shares	6	5
Balances arising from off-balance sheet financial instruments	13,730	12,100
Shareholders' interest in long-term assurance fund	921	820
London Metal Exchange warrants and other metals trading positions	1,236	1,001
Sundry debtors	2,330	1,592
Prepayments and accrued income	2,553	2,827
	20,776	18,345

'Own shares' represent Barclays PLC shares held in employee benefit trusts that have not yet vested unconditionally with the eligible employees.

5. Other liabilities

	2001 £m	2000 £m
Balances arising from off-balance sheet financial instruments	11,091	11,971
Short positions in securities	26,200	21,201
Current tax	589	642
Cash receipts from securitisation	605	747
Sundry creditors	4,445	3,623
Accruals and deferred income	4,377	4,457
Provisions for liabilities and charges	1,224	1,266
Dividend	728	632
	49,259	44,539

Cash receipts from securitisation are in respect of the securitisation of a portfolio of investment debt securities which did not qualify for linked presentation under Financial Reporting Standard 5.

6. Potential credit risk lendings

The following tables present an analysis of potential credit risk lendings in accordance with the US Securities and Exchange Commission guidelines. Additional categories of disclosure are included, however, to record lendings where interest continues to be accrued and where either interest is being suspended or specific provisions have been raised. Normal US banking practice would be to place such lendings on non-accrual status.

The geographical presentation is based on the location of the office recording the transaction. Amounts are stated before deduction of the value of security held, specific provisions carried or interest suspended.

6. Potential credit risk lendings (continued)

Non-performing lendings	2001 £m	2000 £m
Non-accrual lendings:		
United Kingdom	1,292	1,223
Other European Union	90	96
United States	306	119
Rest of the world	235	101
Accruing lendings where interest is being suspended:		
United Kingdom	386	351
Other European Union	30	36
United States	-	-
Rest of the world	145	109
Other accruing lendings against which provisions have been made:		
United Kingdom	1,044	873
Other European Union	20	71
United States	11	2
Rest of the world	43	76
Sub-totals:		
United Kingdom	2,722	2,447
Other European Union	140	203
United States	317	121
Rest of the world	423	286
Accruing lendings 90 days overdue, against which no provisions have been made:		
United Kingdom	237	296
Other European Union	-	1
United States	-	-
Rest of the world	27	17
Reduced rate lendings:		
United Kingdom	4	6
Other European Union	-	-
United States	-	-
Rest of the world	1	-
Total non-performing lendings		
United Kingdom	2,963	2,749
Other European Union	140	204
United States	317	121
Rest of the world	451	303
	3,871	3,377

6. Potential credit risk lendings (continued)

	2001 £m	2000 £m
Potential problem lendings		
United Kingdom	**968**	728
Other European Union	**2**	2
United States	**369**	313
Rest of the world	**63**	64
	1,402	1,107

	2001 %	2000 %
Provision coverage of non-performing lendings		
United Kingdom	**74.9**	72.9
Other European Union	**78.6**	72.1
United States	**61.8**	81.0
Rest of the world	**59.2**	64.7
Total	**72.1**	72.4

	2001 %	2000 %
Provision coverage of total potential credit risk lendings		
United Kingdom	**56.4**	57.7
Other European Union	**77.5**	71.4
United States	**28.6**	22.6
Rest of the world	**51.9**	53.4
Total	**52.9**	54.5

The geographical coverage ratios reflect an allocation of general provision.

UK non-performing loans increased by £214m to £2,963m reflecting increases in both personal and corporate lending balances. UK potential problem loans increased by £240m, primarily relating to corporate lending positions. Non-performing loans in the rest of the world were £451m, an increase of £148m, primarily reflecting the consolidation of Banco Barclays SA (formerly Banco Barclays e Galicia SA).

US non-performing loans increased by £196m to £317m reflecting the inclusion of a small number of large loans where the expected loss is not likely to be significant. US coverage also reflects the practice of writing off non-performing loans earlier than is the practice in other geographic areas.

	2001 £m	2000 £m
Interest forgone on non-performing lendings:		
Interest income that would have been recognised under original contractual terms	**279**	246
Interest income included in profit	**(50)**	(48)
Interest forgone	**229**	198

7. Exposure to countries subject to International Monetary Fund liquidity support programmes

Amounts outstanding, net of provisions, and commitments to counterparties in countries which
make significant use of International Monetary Fund liquidity support programmes were as follows:

	2001 £bn	2000 £bn
Europe		
Turkey	0.2	*
Asia		
Indonesia	0.1	0.1
South Korea	*	0.2
Thailand	*	0.1
	0.1	0.4
Latin America		
Argentina	0.3	0.9
Brazil	0.7	*
	1.0	0.9
Total	1.3	1.3

* Did not make significant use of IMF liquidity support programmes at the end of the year.

The total comprises:

	2001 £bn	2000 £bn
Banks	0.7	0.8
Governments and sovereigns	0.1	0.1
Corporates and project financings	0.5	0.4
	1.3	1.3

8. European Economic and Monetary Union (EMU)

The changes required to deal with the introduction of euro notes and coins on 1st January 2002, and the demise of the eurozone currencies were delivered successfully.

United Kingdom entry to EMU

Barclays is maintaining a prudent planning programme to validate and develop further its existing plans and is conducting feasibility studies with selected suppliers and partners.

Given the considerable uncertainty that continues to surround whether and when the UK may enter, it has not been possible to draw any definitive conclusions as to the final overall costs of preparing retail systems and operations.

Barclays incurred minimal expenditure during 2001 with respect to any decision to introduce the euro in the UK. No significant incremental costs are expected in 2002.

9. **Legal proceedings**

Barclays is party to various legal proceedings, the ultimate resolution of which is not expected to have a significant effect on the financial position or profitability of the Group.

10. Geographical Analysis

	2001	2000
Profit before tax	£m	£m
United Kingdom	2,863	2,862
Other European Union	410	315
United States	85	67
Rest of the world	250	252
	3,608	3,496

	2001	2000
Total assets	£m	£m
United Kingdom	266,867	235,343
Other European Union	20,278	18,788
United States	48,701	38,662
Rest of the world	20,803	23,397
	356,649	316,190

The geographic presentation above is generally based on the office recording the transaction.

11. Contingent liabilities and commitments

	2001	2000
Contingent liabilities	£m	£m
Acceptances and endorsements	2,460	1,170
Guarantees and assets pledged as collateral security	14,826	15,180
Other contingent liabilities	7,313	6,503
	24,599	22,853

	2001	2000
Commitments		
Standby facilities, credit lines and other commitments	99,917	87,971

12. Derivatives

The tables set out below analyse the contract or underlying principal amounts of derivative financial instruments held for trading and non trading purposes.

	2001	2000
Foreign exchange derivatives	£m	£m
Contract or underlying principal amount		
Forward foreign exchange	242,277	240,435
Currency swaps	146,297	125,812
Other exchange rate related contracts	75,114	105,603
	463,688	471,850
Interest rate derivatives		
Contract or underlying principal amount		
Interest rate swaps	1,556,457	1,233,609
Forward rate agreements	103,447	39,939
OTC options bought and sold	502,703	377,565
Other interest rate related contracts	675,246	460,674
	2,837,853	2,111,787
Credit derivatives	16,640	14,096
Equity, stock index and commodity derivatives		
Contract or underlying principal amount	96,218	101,516

Other exchange rate related contracts are primarily over the counter (OTC) options. Other interest rate related contracts are primarily exchange traded options and futures.

12. Derivatives (continued)

Derivatives entered into as trading transactions, together with any associated hedging thereof, are measured at fair value and the resultant profits and losses are included in dealing profits. The tables below summarise the positive and negative fair values of such derivatives, including an adjustment for netting where the Group has the ability to insist on net settlement which is assured beyond reasonable doubt, based on a legal right that would survive the insolvency of the counterparty.

Positive fair values	2001 £m	2000 £m
Foreign exchange derivatives	8,262	9,511
Interest rate derivatives	32,659	21,718
Credit derivatives	508	249
Equity, stock index and commodity derivatives	1,990	1,817
Effect of netting	(29,173)	(20,748)
Cash collateral meeting offset criteria	(516)	(447)
	13,730	12,100

Negative fair values	2001 £m	2000 £m
Foreign exchange derivatives	7,554	9,685
Interest rate derivatives	31,432	21,207
Credit derivatives	161	22
Equity, stock index and commodity derivatives	2,031	2,588
Effect of netting	(29,173)	(20,748)
Cash collateral meeting offset criteria	(914)	(783)
	11,091	11,971

13. Market risk

Market Risk is the risk of loss arising from adverse movements in the level or volatility of market prices which can occur in the interest rate, foreign exchange, equity and commodity markets. It is incurred as a result of both trading and asset/liability management activities.

The market risk management policies of the Group are determined by the Group Governance and Control Committee. The Group's policy is that exposure to market risk arising from trading activities is concentrated in Barclays Capital. The Group's banking businesses are also subject to market risk, which arises in relation to non-trading positions, such as capital balances, demand deposits and customer originated transactions and flows.

The Group uses a 'value at risk' measure as the primary mechanism for controlling market risk. Daily Value at Risk (DVaR) is an estimate, with a confidence level of 98%, of the potential loss which might arise if the current positions were to be held unchanged for one business day. Daily losses exceeding the DVaR figure are likely to occur, on average, only twice in every one hundred business days. Actual outcomes are monitored regularly to test the validity of the assumptions made in the calculation of DVaR.

13. Market risk (continued)

Barclays Capital

In Barclays Capital, the formal process for the management of risk is through the Barclays Capital Risk Management Committee and Group Risk Management Committee. Day-to-day responsibility for market risk lies with the Chief Executive of Barclays Capital, supported by a dedicated global market risk management unit that operates independently of the business areas.

Barclays Capital uses the historical simulation method for calculating DVaR. The length of the historical sample is two years. In August 2000, Barclays Capital introduced an enhanced historical simulation methodology for calculating DVaR. The previous methodology segregated interest rate exposures into two categories: government and non-government. For risk measurement purposes, all non-government exposures were assumed to trade at LIBOR, and were therefore implicitly assumed to have the same price volatility as an interest rate swap.

The enhanced methodology maps interest rate exposures into eight categories: government, interest rate swaps and six credit grades for non-government exposures. The greater definition provided allows the system to discriminate between the market risk of holding bonds with different credit qualities, for example AAA securities as against non-investment grade securities. In particular, it provides a better measure of the effectiveness of hedging strategies such as shorting government bonds or swaps against non-government bond portfolios.

It has not been possible to apply the new methodology retrospectively to daily positions prior to August 2000 and so the figures tabulated below are based on the old methodology. On this basis there has been no significant change in overall market risk exposure in 2001 with DVaR averaging £16.9m in 2001 compared to £17.5m for 2000.

The new basis compared to the old basis, has on average, led to an increase in reported DVaR of £2.0m since inception. The impact has ranged from a reduction of £2.9m to an increase of £6.0m. As at 31st December 2001 DVaR was £21.3m under the new basis and £23.0m under the old basis (2000 old basis: £19.0m).

DVaR

	Twelve months to 31st December 2001			Twelve months to 31st December 2000		
	Average	High*	Low*	Average	High*	Low*
	£m	£m	£m	£m	£m	£m
Interest rate risk	15.9	24.5	10.2	16.2	23.7	10.7
Foreign exchange risk	2.3	6.2	0.6	2.9	4.7	1.8
Equities risk	3.3	6.4	2.1	3.9	7.1	1.4
Commodities risk	1.7	4.3	0.6	1.4	3.5	0.9
Diversification effect	(6.3)			(6.9)		
Total DVaR	16.9	24.4	11.0	17.5	27.7	11.5

* The high (and low) DVaR figures reported for each category did not necessarily occur on the same day as the high (and low) DVaR reported as a whole. A corresponding diversification effect cannot be calculated and is therefore omitted from the above table.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' FUNDS

	2001 £m	2000 £m
At beginning of year	13,187	8,483
Proceeds of shares issued (net of expenses)	210	3,554
Exchange rate translation differences	3	17
Repurchase of ordinary shares*	(101)	(311)
Shares issued to the QUEST in relation to share option schemes for staff	(107)	(114)
Other items	(39)	12
Profit retained	1,355	1,546
At end of year	14,508	13,187

* Including nominal amount of £5m (2000: £20m).

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	2001 £m	2000 £m
Profit attributable to the members of Barclays PLC	2,465	2,473
Exchange rate translation differences	3	15
Other items	(24)	8
Joint ventures and associated undertakings	(15)	6
Total recognised gains relating to the year	2,429	2,502

Historical cost profits and losses

There is no material difference between profit before tax and profit retained, as reported, and historical cost profits.

AVERAGE BALANCE SHEET AND NET INTEREST INCOME

Assets	31.12.01 Average Balance £m	31.12.01 Interest £m	31.12.01 Average Rate %	31.12.00 Average Balance £m	31.12.00 Interest £m	31.12.00 Average Rate %
Treasury bills and other eligible bills:						
in offices in the UK	3,952	189	4.8	4,491	146	3.3
in offices outside the UK	1,114	89	8.0	844	88	10.4
Loans and advances to banks:						
in offices in the UK	7,615	346	4.5	6,579	355	5.4
in offices outside the UK	5,827	265	4.5	6,361	397	6.2
Loans and advances to customers:						
in offices in the UK	116,279	8,406	7.2	83,651	6,810	8.1
in offices outside the UK	23,573	1,498	6.4	20,693	1,298	6.3
Lease receivables:						
in offices in the UK	4,384	245	5.6	4,683	316	6.7
in offices outside the UK	226	18	8.0	366	39	10.6
Debt securities:						
in offices in the UK	36,858	2,069	5.6	26,973	1,630	6.0
in offices outside the UK	5,189	333	6.4	11,559	709	6.1
Average assets of banking business	205,017	13,458	6.6	166,200	11,788	7.1
Average assets of trading business	132,904	5,436	4.1	98,156	4,808	4.9
Total average interest earning assets	337,921	18,894	5.6	264,356	16,596	6.3
Provisions	(2,513)			(2,115)		
Non-interest earning assets	48,825			43,125		
Total average assets and interest income	384,233	18,894	4.9	305,366	16,596	5.4
Percentage of total average assets in offices outside the UK	27.5%			31.4%		
Average interest earning assets and net interest income:						
Banking business	205,017	6,108	3.0	166,200	5,161	3.1
Trading business	132,904	(388)	(0.3)	98,156	(216)	(0.2)
Discount rate adjustment on provisions		(4)	-		(8)	-
Profit on repurchase of loan capital		-	-		2	-
Total average interest earning assets and net interest income	337,921	5,716	1.7	264,356	4,939	1.9
Total average interest earning assets related to:						
Interest income		18,894	5.6		16,596	6.3
Interest expense		(13,174)	3.9		(11,651)	(4.4)
Discount rate adjustment on provisions		(4)	-		(8)	-
Profit on repurchase of loan capital		-	-		2	-
		5,716	1.7		4,939	1.9

Notes

(i) Loans and advances to customers and banks include all doubtful lendings, including non-accrual lendings. Interest receivable on such lendings has been included to the extent to which either cash payments have been received or interest has been accrued in accordance with the income recognition policy of the Group.

(ii) Average balances are based upon daily averages for most UK banking operations and monthly averages elsewhere.

(iii) The average balance sheet does not include the retail life-fund assets attributable to policyholders nor the related liabilities.

AVERAGE BALANCE SHEET AND NET INTEREST INCOME

Liabilities and shareholders' funds	31.12.01 Average balance £m	31.12.01 Interest £m	31.12.01 Average rate %	31.12.00 Average balance £m	31.12.00 Interest £m	31.12.00 Average rate %
Deposits by banks:						
in offices in the UK	27,547	1,144	4.2	21,465	932	4.3
in offices outside the UK	10,548	366	3.5	13,736	545	4.0
Customer accounts - demand accounts:						
in offices in the UK	14,646	209	1.4	13,302	220	1.7
in offices outside the UK	1,734	37	2.1	1,707	50	2.9
Customer accounts - savings accounts:						
in offices in the UK	37,341	1,153	3.1	27,349	1,005	3.7
in offices outside the UK	1,297	50	3.9	1,312	62	4.7
Customer accounts - other time deposits - retail:						
in offices in the UK	38,521	1,906	4.9	28,639	1,634	5.7
in offices outside the UK	5,611	251	4.5	5,785	316	5.5
Customer accounts - other time deposits - wholesale:						
in offices in the UK	31,474	1,315	4.2	22,596	1,165	5.2
in offices outside the UK	7,240	340	4.7	10,005	553	5.5
Debt securities in issue:						
in offices in the UK	30,378	1,546	5.1	19,904	1,057	5.3
in offices outside the UK	11,083	522	4.7	7,279	457	6.3
Dated and undated loan capital and other subordinated liabilities principally in offices in the UK	7,495	464	6.2	4,643	335	7.2
Internal funding of trading business	(42,480)	(1,953)	4.6	(30,355)	(1,704)	5.6
Average liabilities of banking business	182,435	7,350	4.0	147,367	6,627	4.5
Average liabilities of trading business	134,609	5,824	4.3	98,297	5,024	5.1
Total average interest bearing liabilities	317,044	13,174	4.2	245,664	11,651	4.7
Interest free customer deposits:						
in offices in the UK	10,282			9,468		
in offices outside the UK	2,151			1,858		
Other non-interest bearing liabilities	38,891			37,637		
Minority interests and shareholders' funds	15,865			10,739		
Total average liabilities, shareholders' funds and interest expense	384,233	13,174	3.4	305,366	11,651	3.8
Percentage of total average non-capital liabilities in offices outside the UK	26.5%			30.5%		

SUMMARY CONSOLIDATED CASH FLOW STATEMENT

	Note	2001 £m	2000 £m
Net cash inflow from operating activities	1	431	8,486
Dividends received from associated undertakings		3	1
Net cash outflow from returns on investment and servicing of finance		(620)	(404)
Tax paid		(1,004)	(636)
Net cash outflow from capital expenditure and financial investment		(322)	(4,962)
Acquisitions and disposals		6	(2,101)
Equity dividend paid		(1,014)	(779)
Net cash outflow before financing		(2,520)	(395)
Net cash inflow from financing		2,158	1,620
(Decrease)/increase in cash		(362)	1,225

NOTES TO SUMMARY CONSOLIDATED CASHFLOW STATEMENT

1. Reconciliation of operating profit to net operating cashflows

	2001 £m	2000 £m
Operating profit	3,621	3,290
Provisions for bad and doubtful debts	1,149	817
Depreciation and amortisation	528	302
Net increase in accrued expenditure and prepayments	114	188
Provisions for contingent liabilities and commitments	1	(1)
Other provisions for liabilities and charges	194	313
Interest on dated and undated loan capital and other subordinated liabilities	464	335
Increase in shareholders' interest in the long-term assurance fund	(164)	(165)
Profit on repurchase of loan capital	-	(2)
Net decrease in net interest and commission receivable	76	369
Net profit on disposal of investments and fixed assets	(83)	(60)
Other non-cash movements	23	35
	5,923	5,421
Net change in items in transit and items in course of collection	439	(241)
Net increase in other credit balances	4,717	1,857
Net increase in loans and advances to banks and customers	(33,055)	(7,942)
Net increase in deposits and debt securities in issue	33,780	13,611
Net (increase)/decrease in other assets	(2,568)	1,235
Net increase in other debt securities and equity shares	(6,957)	(7,079)
Net (increase)/decrease in treasury and other eligible bills	(1,901)	1,676
Other non-cash movements	53	(52)
Net cash inflow from operating activities	431	8,486

OTHER INFORMATION

Financial Summary	**2001**	2000	1999	1998	1997
	£m	£m	£m	£m	£m
Profit before tax	**3,608**	3,496	2,455	1,882	1,697
Profit after tax	**2,598**	2,552	1,811	1,362	1,177
Total capital resources	**24,629**	21,157	13,432	11,890	10,810
	p	p	p	p	p
Earnings per ordinary share	**148.2**	163.3	117.5	87.2	74.6
Dividends per ordinary share	**66.5**	58.0	50.0	43.0	37.0
Net asset value per ordinary share	**870**	794	568	519	494
Dividend cover (times)	**2.2**	2.7	2.4	2.0	2.0
Risk asset ratios:	%	%	%	%	%
Tier 1 ratio	**7.8**	7.2	7.5	7.3	7.2
Total ratio	**12.5**	11.0	11.3	10.6	9.9
Performance ratios					
Return on average shareholders' funds:	%	%	%	%	%
Pre-tax	**24.2**	34.4	28.9	23.5	22.0
Post-tax	**17.5**	25.1	21.2	16.9	15.2
Return on average total assets:					
Pre-tax	**0.9**	1.1	1.0	0.8	0.8
Post-tax	**0.6**	0.8	0.7	0.6	0.5
Return on average weighted risk assets:					
Pre-tax	**2.3**	2.7	2.2	1.7	1.6
Post-tax	**1.7**	1.9	1.6	1.2	1.1
Non interest income/total income	**46.1**	46.3	44.7	41.1*	48.7**
Operating expenses/total income ***	**53.4**	54.2	57.2	65.9	63.0

* Excluding the impact of the Finance Act 1998.

** Excluding the impact of the Finance (No 2) Act 1997.

*** Excluding the restructuring charges in the three years ended 31st December 2001, Woolwich integration costs and fair value adjustments in 2001 and 2000, goodwill amortisation, the results of the former BZW businesses and the impact of the Finance Act 1998 and the Finance(No 2) Act 1997.

The financial information above is extracted from the published accounts for the last five years, restated where appropriate to accord with the current accounting policies.

OTHER INFORMATION (CONTINUED)

PROFIT BEFORE TAX	31.12.01	30.06.01	31.12.00	30.6.00
(half-year ended - unaudited)	£m	£m	£m	£m
Personal Financial Services	230	268	256	167
Woolwich*	267	238	128	102
Barclays Private Clients	294	326	308	337
Barclaycard	280	275	230	234
Business Banking	544	608	538	564
Barclays Africa	65	68	53	57
Barclays Capital	308	377	266	309
Barclays Global Investors	38	33	25	34
Other operations	(9)	(7)	28	(11)
Head office functions	(23)	(46)	(30)	(17)
Operating profit	1,994	2,140	1,802	1,776
Restructuring charge	(108)	(63)	(126)	(106)
Woolwich integration costs	(70)	(19)	(7)	-
Woolwich fair value adjustments	(17)	(16)	(6)	-
Goodwill amortisation	(114)	(115)	(45)	(6)
Exceptional items	-	(4)	36	178
	1,685	1,923	1,654	1,842

TOTAL ASSETS	31.12.01	30.06.01	31.12.00	30.6.00
Personal Financial Services	7,244	6,934	6,562	6,304
Woolwich**	57,630	55,962	55,243	18,693
Barclays Private Clients	13,736	13,266	13,352	12,735
Barclaycard	9,342	9,496	9,805	8,882
Business Banking	44,243	44,932	41,364	40,011
Barclays Africa	2,756	2,656	2,291	2,345
Barclays Capital	202,030	211,547	168,894	182,619
Barclays Global Investors	265	263	259	255
Other operations and Head office functions	7,142	6,301	5,440	6,339
Goodwill	4,091	4,198	4,269	188
Retail life-fund assets	8,170	8,395	8,711	8,014
	356,649	363,950	316,190	286,385

WEIGHTED RISK ASSETS	31.12.01	30.06.01	31.12.00	30.6.00
Personal Financial Services	6,097	5,906	5,598	5,530
Woolwich**	30,142	29,397	28,620	9,640
Barclays Private Clients	9,167	8,666	8,390	7,730
Barclaycard	9,405	9,320	9,623	8,883
Business Banking	46,390	45,531	44,017	41,891
Barclays Africa	1,943	1,859	1,661	1,602
Barclays Capital	52,675	51,237	45,946	45,222
Barlcays Global Investors	548	535	653	653
Other operations and Head office functions	2,506	2,371	2,532	2,332
	158,873	154,822	147,040	123,483

* Comprises the contribution from Woolwich plc since the acquisition on 25th October 2000 and the Barclays mortgage business.

** Solely Barclays mortgage business at 30th June 2000.

OTHER INFORMATION (CONTINUED)

Consolidated profit and loss account by half-year (unaudited)

	31.12.01	30.06.01	31.12.00	30.06.00
	£m	£m	£m	£m
Interest receivable	6,518	6,940	6,297	5,491
Interest payable	(3,418)	(3,936)	(3,613)	(3,022)
Profit on repurchase of loan capital	-	-	-	2
Net interest income	3,100	3,004	2,684	2,471
Net fees and commissions receivable	1,972	1,786	1,767	1,602
Dealing profits	441	570	262	415
Other operating income	234	218	199	198
Total non-interest income	2,647	2,574	2,228	2,215
Operating income	5,747	5,578	4,912	4,686
Administration expenses - staff costs	(1,921)	(1,793)	(1,613)	(1,606)
Administration expenses - other	(1,215)	(1,088)	(1,065)	(902)
Depreciation and amortisation	(273)	(264)	(177)	(129)
Operating expenses	(3,409)	(3,145)	(2,855)	(2,637)
Operating profit before provisions	2,338	2,433	2,057	2,049
Provisions for bad and doubtful debts	(651)	(498)	(441)	(376)
Provisions for contingent liabilities etc	1	(2)	-	1
Operating profit	1,688	1,933	1,616	1,674
(Loss)/income from joint ventures and associated undertakings	(3)	(6)	2	(10)
Exceptional items	-	(4)	36	178
Profit on ordinary activities before tax	1,685	1,923	1,654	1,842
Tax on profit on ordinary activities	(462)	(548)	(456)	(488)
Profit on ordinary activities after tax	1,223	1,375	1,198	1,354
Minority interests (equity and non-equity)	(65)	(68)	(45)	(34)
Profit attributable to the members of Barclays PLC	1,158	1,307	1,153	1,320
Dividends	(727)	(383)	(632)	(295)
Profit retained	431	924	521	1,025
Earnings per ordinary share	69.6 p	78.6 p	74.4 p	88.9 p
Dividends per ordinary share	43.5 p	23.0 p	38.0 p	20.0 p

OTHER INFORMATION (CONTINUED)

Registered office
54 Lombard Street, London, EC3P 3AH, England, United Kingdom. Tel: 020 7699 5000

Website
www.barclays.com

Registrar
The Registrar to Barclays PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol, BS99 7NH
Tel: 0870 702 0196

Listing
The principal trading market for Barclays PLC ordinary shares is the London Stock Exchange. Ordinary shares are also listed on the New York Stock Exchange and the Tokyo Stock Exchange. Trading on the New York Stock Exchange is in the form of ADSs under the ticker symbol 'BCS'. Each ADS represents four ordinary shares of £1 and is evidenced by an ADR. The ADR depositary is JPMorgan Chase Bank (tel: (781) 575 4328).

For further information; please contact:

John Varley
Finance Director
020 7699 5000 - Switchboard

Cathy Turner
Head of Investor Relations
020 7699 3638 - Direct Line

Leigh Bruce
Corporate Communications Director
020 7699 2658 - Direct Line

More information on Barclays, including the 2001 results, can be found on our website at the following address: http://www.investor.barclays.com

Index Of Main Reference Points

105

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: February 14, 2002

By: /s/ P.A.S.
Patrick Gonsalves
Head of Board Support

BARCLAYS BANK PLC
(Registrant)

Date: February 14, 2002

By: /s/ P.A.S.
Patrick Gonsalves
Head of Board Support